UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number Three to
FORM 10-SB/A
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

IOWA RENEWABLE ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa	20-3386000
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)
1701 East 7th Street P.O. Box 2
Washington, Iowa 52353
(Address of principal executive offices)
(319) 653-2890
(Registrant’s Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

Forward Looking Statements
     This Form 10-SB Registration Statement contains forward-looking statements. Such statements may consist of any statement other than a recitation of historical facts and can be identified by words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future construction timetable, future sales, future profit percentages, and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include the risk factors discussed in Item 1A-Risk Factors and elsewhere in this registration statement, including, but not limited to, the following:
•	Overcapacity within the biodiesel industry;

•	Our ability to generate sufficient cash flows to buy raw materials and continue our operations;

•	Availability and cost of feedstock, particularly vegetable oils and animal fats;

•	Changes in the price and market for biodiesel and glycerin;

•	Our ability to market and our reliance on third parties to market our products;

•	Actual biodiesel and glycerin production varying from expectations;

•	Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal biodiesel tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;

•	Changes in general economic conditions impacting the availability and price of vegetable oils and animal fats;

•	Total U.S. consumption of diesel;

•	Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of feedstock;

•	Changes in plant production capacity or technical difficulties in operating the plant;

•	Costs of construction and equipment and possible increases in these costs;

•	Changes in our business strategy, capital improvements or development plans;

•	Changes in interest rates or the availability of credit;

•	Our ability to generate free cash flow to invest in our business and service our debt;

•	Our liability resulting from litigation;

•	Our ability to retain key employees and maintain labor relations;

•	Changes and advances in biodiesel production technology;

•	Competition from other alternative fuels; and

•	Other factors described elsewhere in this registration statement.
PART I
ITEM 1. DESCRIPTION OF BUSINESS
Business Development
     Iowa Renewable Energy, LLC is a an Iowa limited liability company, formed on April 14, 2005 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of biodiesel near Washington, Iowa. When our fiscal year ended on September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we were required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission.
     We have recently completed construction of a biodiesel manufacturing plant with production capacity of 30 million gallons of biodiesel per year. Our plant is located near Washington, Iowa, in southeast Iowa. Our business is the production of biodiesel and crude glycerin for sale. We currently estimate that our total project cost will be approximately $57,716,000 including construction of our biodiesel plant, administrative building and start-up costs. On June 30, 2007, when our last fiscal quarter ended, we had not generated any revenues as we had only recently completed construction of our biodiesel plant. However, to date, we have generated revenues primarily from the sale of biodiesel and glycerin.
     As of October 17, 2007, our biodiesel plant is complete and fully operational. Equipment verification began in May 2007 and hot testing production commenced in June 2007. Hot testing is a type of equipment verification that occurs after the boiler has been lit and is operating. On July 1, 2007, we began start-up operations. This process tested each system of our plant one at a time and builds up to the whole plant being in operation.
     We began producing biodiesel on July 10, 2007 and obtained our certificate of substantial completion of our plant on July 12, 2007 from Renewable Energy Group, Inc. (REG), our design-builder. After having our biodiesel independently tested to certify that our biodiesel meets the American Society for Testing and Materials (ASTM) standards, we began shipping our first lot of 7,200 gallons of biodiesel on July 12, 2007. The plant was operating at full capacity until the end of September 2007, with only minor temporary shut downs for maintenance and a weather-related power outage. Between October 1, 2007 and October 17, 2007, the biodiesel plant did not operate. We expect to operate the biodiesel plant at approximately 60-65% of its production capacity through the winter months. We expect to accomplish this by operating at full capacity for a period of time until we have filled our biodiesel storage tanks and then ceasing operations for a period of time while we sell our biodiesel. We expect this strategy to be more efficient than continuously running the plant at 60-65% of its production capacity. As of October 17, 2007, we have shipped approximately 6,138,246 gallons of biodiesel from our plant.
     We financed the development and construction of the plant with a combination of equity and debt capital. For the fiscal year ending September 30, 2006, we raised approximately $19,371,000 by issuing 19,371 of our units to investors through an Iowa intrastate offering, which supplemented our seed capital offering proceeds of $2,680,000. We also received a $400,000 loan from the Iowa Department of Economic Development (IDED), $100,000 of which is forgivable. To complete project financing, we received $34,715,000 in debt financing from Marshall Bankfirst Corporation (Bankfirst) consisting of a $29,715,000 term loan and a $5,000,000 revolving line of credit which closed on October 26, 2006. On October 30, 2006 we raised an additional $550,000 by issuing 1,100 of our units to directors that exercised a unit option agreement. In addition, on May 14, 2007 we entered into a Railroad Revolving Loan and Grant Program Agreement with the Iowa Department of Transportation (IDOT)  for an amount of up to $168,000 (or 13.3% of the cost for the railroad project, whichever is less)  and a loan amount of up to $132,000 (or 10.5% of the cost for the railroad project, whichever is less).  Interest on the loan amount will be at 3.67% per year for five years beginning on June 22, 2008.  As work on the railroad project is completed, we may make monthly requests for reimbursement under the agreement up to the total amount of the loan and grant. To date, we have not received any funds from this program. We are currently in the process of negotiating with the Marshall Financial Group for a new line of credit up to $6,000,000 to be used for working capital and other short term financing requirements relating to inventory and risk management, however, we have not finalized this agreement and may never do so.
     Since our start-up of operations, due to the current high soybean oil prices, we have been dealing with short term liquidity issues. On August 3, 2007 we entered into an amendment to our management and operational services agreement with REG to factor our receivables. The amendment was in effect for four weeks beginning on August 5, 2007. For the period the amendment was in effect, REG took title to our biodiesel when loaded for delivery FOB our plant and REG paid us each week for biodiesel sales made the prior week. REG deducted from this payment REG’s cost of capital incurred as a result of making such payment to us before collecting proceeds from the ultimate customers and any other amounts then due from Iowa Renewable Energy to REG pursuant to our management and operational services agreement. We entered into this amendment so that we could receive payment for our biodiesel the week following shipment, as opposed to the week following payment from the third-party purchaser, which often results in a delay of 30 days or more. This has not completely solved our liquidity problem and we expect to continue to seek other alternatives to solve our liquidity issues. This may result in us scaling back biodiesel production or temporarily shutting down the biodiesel plant depending on our cash situation and our ability to purchase raw materials to operate the plant. We may also seek to produce biodiesel on a toll basis where we would produce biodiesel using raw materials provided by someone else.
     On May 2, 2006, we entered into a design-build contract with Renewable Energy Group, LLC for the design and construction of the plant for a total price of $39,445,500, subject to further adjustment for change orders. This total price did not include the cost for constructing the administrative building. REG began construction of the administrative building and then we hired subcontractors to complete the work on the administrative building. On April 20, 2007 we entered into a change order with REG in the amount of $325,000 for the work they did on the administrative building. As of June 28, 2007, we have paid approximately $234,492 to various subcontractors to complete the administrative building. Our staff began occupying the administrative building on June 1, 2007. We have made all required payments for the administrative building.
     On August 8, 2006 we consented to Renewable Energy Group, LLC assigning this design-build agreement to Renewable Energy Group, Inc. Renewable Energy Group, Inc. (REG) was the company created as a result of a merger between Renewable Energy Group, LLC, InterWest, L.C. and West Central Cooperative. We have entered into several additional change orders with REG for the following work:

•	On April 17, 2007, we entered into a change order for REG to construct a waste water tank and load out for $190,343, and a 100 gpm reverse osmosis water treatment system for $170,216. In addition, the costs for the parking lot were removed from the administrative building work, for a decrease in price of $3,300.

•	On June 25, 2007, we entered into a change order for REG to construct a waste water tank decant system for $527,920.

•	On July 2, 2007, we entered into a change order to add four temperature elements for $9,126.

     As a result of the above change orders the final design build amount is approximately $40,664,805. This amount, less a $300,000 retainage, has been paid to REG. We expect to pay the retainage in October 2007. The remaining construction items left to be completed are minor including items such as touching up insulation on a few pipes, sealing electrical junction boxes, installing toe boards on a few railings, and finish the lawn seeding.
     Over the past 14 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines and substation and transmission lines. REG’s work on the rail installation was complete as of June 28, 2007. The plant requires 100 gallons of water per minute. The plant’s water is being provided by the City of Washington. We do not have a long-term agreement with the City of Washington for water, and instead receive monthly invoices at variable rates. We require a significant supply of natural gas. We estimate that our plant requires approximately 1,750,320 therms of natural gas per year. Alliant Energy is supplying the natural gas to our plant. A meter has been installed and we receive monthly invoices for natural gas at variable rates. On June 6, 2006 we entered into a facilities service agreement with Interstate Power and Light Company, an Alliant Energy Company, for installation of a new 13,200/7,620 volt primary electric service. This service consists of one overhead metering location, transformers, cabling, and switchgear located at the Iowa Renewable Energy plant. Under the agreement, we paid Interstate Power and Light Company $146,280 for this work. The installation was completed on September 25, 2006. In addition, we entered into a commercial and industrial marketing facilities services agreement with Interstate Power and Light Company on September 27, 2006 for installation of a gas line. We paid Interstate Power and Light Company $26,840 for this work. The gas line installation was complete on October 6, 2006. We have obtained all of the permits required to construct and operate the plant to date. As of October 1, 2007, we have hired 25 employees who operate the plant and provide administrative services to support our plant operations. We may hire one or two additional employees, depending upon our needs in the future. In addition to the employees we hired to operate our biodiesel plant, REG has hired our General Manager and Operations Manager. The General Manager and Operations Manager are and will continue to be employees of REG. REG has hired Alan Yoder to be our General Manager and has hired Glen Hansel to be our Operations Manager. In the future, we anticipate that REG will employ our General Manager and Operations Manager and we will continue to employ all other employees at our plant.

     On August 25, 2006 we entered into a management and operational services agreement with REG for start-up management and operational services. Pursuant to this agreement, REG provides for the overall management of our plant, places a general manager and an operations manager at our plant, acquires feedstock and basic chemicals necessary for the operation of the plant and performs the administrative, sales and marketing functions for the plant. The sales and marketing functions include marketing all our biodiesel and glycerin. Under the terms of the agreement, REG takes title to the biodiesel when loaded for delivery FOB the plant and sells it under REG’s SoyPower brand. REG pays over to us all proceeds received from sales of our biodiesel and glycerin net of the marketing fees we pay to REG pursuant to our management and operational services agreement. REG remits this payment to us by the close of business each Wednesday for all such proceeds received during the previous seven days. In exchange for these services, we have agreed to pay REG a monthly fee. For four weeks starting on August 5, 2007, we amended our management and operational services agreement such that REG would factor our receivables. During the period of time that REG was factoring our receivables, we received payment for our biodiesel the week after it was sold by REG, instead of when REG received payment pursuant to its usual payment terms. REG is no longer factoring our receivables. The management and operational services agreement provides for the payment of a yearly bonus not to exceed $1,000,000 based on the profitability of the plant. For the first month in which our biodiesel was sold, and for six months thereafter, we pay a monthly fee of 5.7 cents per gallon of biodiesel sold. For the first month after the initial period we will pay 5.7 cents per gallon for any biodiesel that was produced but not sold during the initial period in addition to a 5.7 cents per gallon fee for all biodiesel we produce in the first month after the initial period. After that we will pay a monthly fee of 5.7 cents per gallon of biodiesel produced. In addition, the agreement provides for the payment of a yearly bonus of 2% of net income between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of $3 million. The bonus will not exceed $1,000,000. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
Business of Issuer
     Principal Products and Their Markets
     The principal products produced at our plant are biodiesel and crude glycerin. Iowa Renewable Energy’s biodiesel facility is able to pretreat crude vegetable oils and animal fats. Our plant, however, does not have a soybean crushing facility. We expect the plant to have an annual capacity to process approximately 160,000,000 pounds of soybean oil and 70,000,000 pounds of animal fats and grease into approximately 30 million gallons of biodiesel and 3 million gallons of crude glycerin per year. Our equipment does, however, allow a variance from this ratio to compensate for changes in feedstock availability.
Primary Product- Biodiesel
     Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources primarily used in compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol. The methanol can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel.
     Biodiesel that is in neat (pure) form is typically designated in the marketplace as B100. The 100 indicates that the fuel is 100% biodiesel. Biodiesel is frequently blended with petroleum based diesel. When biodiesel is blended, it is typically identified in the marketplace according to the percentage of biodiesel in the blend. For instance, B20 indicates that 20% of the fuel is biodiesel and 80% is petroleum-based diesel.
     Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel, in its pure form or blended with petroleum diesel, may be used in most standard diesel engines without making any engine modifications. Biodiesel demonstrates greater lubricating properties, referred to as lubricity, than petroleum-based diesel. This could lead to less engine wear in the long-run as biodiesel creates less friction in engine components than petroleum-based diesel. Biodiesel also demonstrates greater solvent properties. With higher percentage blends of biodiesel, this could lead to break downs in certain rubber engine components such as seals. The solvent properties of biodiesel also can cause accumulated deposits from petroleum-based diesel in fuel systems to break down. This could lead to clogged fuel filters in the short-term. Fuel filters should initially be checked more frequently when using biodiesel blends. These problems are less prevalent in blends that utilize lower concentrations of biodiesel compared to petroleum-based diesel.

Co-products
     Glycerin is the primary co-product of biodiesel production. Glycerin is produced at a rate of approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that make it suitable for use in a wide variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications, including as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. Our glycerin, however, will not be able to be used in pharmaceutical products without further processing, and we do not have the capabilities to refine our glycerin into pharmaceutical quality. In addition, new uses for glycerin are frequently being discovered and developed.
Biodiesel Markets
     Biodiesel is primarily used as fuel for compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. It is produced using renewable resources including plant oils and animal fats. It provides environmental advantages over petroleum-based diesel fuel such as reduced vehicle emissions. Our ability to market our biodiesel is heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel. The biodiesel industry is faced with the challenge of becoming an acknowledged alternative to pure petroleum diesel. To this end, biodiesel must be marketed as a product with superior qualities to petroleum-based diesel and at a comparable price to that of petroleum-based diesel. Part of the biodiesel industry’s ability to competitively price its product with that of petroleum-based diesel is due to the availability of economic incentives for biodiesel. Federally, there is an excise tax credit, which is a tax incentive that provides for a credit of one penny per percent of biodiesel in a fuel blend made from agricultural products like vegetable oils. This tax incentive will make biodiesel more competitive in the market and assist REG in the marketing of our biodiesel. In addition, several states provide additional incentives to expand the use of biodiesel. Two states that have these incentives are Iowa and Illinois. Iowa provides for a three cents tax credit for retailers per gallon of blended biodiesel that is 2% biodiesel or higher. Illinois waives the sales tax on the full purchase price for diesel blends of 11% or greater. Because of our location, these incentives may be particularly beneficial to REG in their efforts to market our biodiesel. The federal or state tax incentives are not, however, guaranteed to continue and the loss of such incentives could hinder REG’s ability to market our biodiesel as a competitively priced alternative to petroleum-based diesel.
     Biodiesel is frequently used as fuel in transport trucks, ships, trains, in farming activities and in many government vehicles. According to the United States Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually; however, in 2005 biodiesel accounted for only approximately 75 million gallons of this market. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. The National Biodiesel Board estimates that in 2007, 300 million gallons of biodiesel will be produced. Government legislation that seeks to encourage use of renewable fuels could lead to an expansion of the market for biodiesel in the future. Further market increases might occur as a result of growing environmental concerns by American consumers as well as an increased awareness of energy security and the United States’ ability to supply its own fuel needs.
Wholesale Market/ Biodiesel Marketers
     Our biodiesel is sold exclusively on the wholesale market, directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel, and mix it with petroleum-based diesel. The fuel blenders actually deliver the final product to retailers.
     There are only a few wholesale biodiesel marketers in the United States. Two examples are World Energy in Chelsea, Massachusetts and Renewable Energy Group, Inc. in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee. REG does not have any retail distribution equipment and typically only sells to customers who have blending capabilities. REG does not sell to individuals. Typically REG sells to distributors and refineries but may also sell to corporate fleets or terminal facilities that do not need as large of quantities of biodiesel, but have their own blending capabilities. These distributors may include transport trucks and jobbers. We have entered into an agreement with REG to market the biodiesel we produce.
Retail

     The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers, which are individuals that buy product from manufacturers and sell it to retailers, who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. The biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel to retail users. With increased governmental support of renewable fuels and greater consumer awareness of renewable fuels, the availability of biodiesel will likely continue to increase in the future.
     The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.
     Distribution of Principal Products
     We entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for the purpose of start-up management and operational services. These services include REG marketing all of our biodiesel, glycerin and fatty acids. We pay REG a fee of 5.7 cents per gallon of biodiesel produced for all the services under this agreement. REG estimates a break down of this fee to be two cents (2¢) per gallon for biodiesel marketing services. Additionally, REG estimates one fifth cent (1/5¢) per gallon of this fee to be for the sales and marketing of glycerin and fatty acids. The sales and marketing services of REG include certain transportation services such as: arranging for transportation, logistics, and scheduling of biodiesel shipments; where advantageous, arranging for leased tankers for rail shipments; analyzing and auditing bulk transportation providers; overseeing reconciliation of shipments, invoicing and payments on a weekly basis; and providing invoicing and accounts receivable management for biodiesel shipments. Under the terms of the agreement REG takes title to the product when loaded for delivery FOB the plant and sells it under REG’s brandname.
     Our products can be delivered by truck or rail. Our property is located approximately thirty-five miles from Interstate 80 and thirty miles from the Mississippi River. We have established rail service directly to the plant so that we are able to ship biodiesel to our customers. Rail service is provided by the Iowa, Chicago and Eastern Railroad and REG will coordinate all of transportation services.
     Our Primary Competition
     We operate in a very competitive environment. Biodiesel is a relatively uniform commodity where competition in the marketplace is predominantly based on price, consistent fuel quality, and to a lesser extent delivery service. We compete with large, multi-product companies and other biodiesel plants with varying capacities. Some of these companies can produce biodiesel in a more efficient manner than we are able. We face competition for capital, labor, management, feedstock and other resources. Some of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are therefore not reliant upon third parties for their feedstock supply. According to the United States Department of Agriculture, the 2006 soybean crop yielded approximately 3.2 billion bushels of soybeans. Iowa accounted for more than 500,000,000 bushels of the soybean production. Since soybeans are an agricultural product, seasonal changes can affect the soybean yield. If fewer soybeans were produced in any given year, we could face significant competition from other biodiesel producers for soybean oil. The USDA reported on June 29, 2007 that in 2007-2008 U.S. corn production will go up approximately 18.3%, and as a result, soybean production will decrease approximately 13.9% to 74.7 million tons. This has increased soybean oil costs and could affect our ability to generate a profit and could reduce or eliminate the value of our units. Current soybean oil prices have reached levels where, at times, our costs of production have exceeded the price we receive for our biodiesel.
     We expect additional biodiesel producers to enter the market if the demand for biodiesel continues to increase. When new producers enter the market, they will increase the supply of biodiesel in the market. If demand does not keep pace with additional supply, the selling price of biodiesel will likely decrease and we may not be able to operate our plant profitably.
     In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board reports that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. The National Biodiesel Board estimates that in 2007, 300 million gallons of biodiesel will be produced. We believe biodiesel production will continue to increase. Biodiesel plants are operating or have been proposed in a total of at least 42 states. The National Biodiesel Board estimates that as of

September 7, 2007 there were 165 biodiesel companies actively producing biodiesel in the United States, 4 of which are planning to expand their operations to increase their annual production capacity. Additionally, 80 companies are constructing biodisesel plants that are anticipated to be complete within 18 months in the United States, including a proposed 125 million gallon per year plant in Dade City, Florida. With a projected annual production capacity of 125 million gallons, the Dade City, Florida plant will be significantly larger than any plant currently operating in the United States. Other large plants include the 100 million gallon per year Imperium Grays Harbor plant that recently became operational, the 85 million gallon per year Archer Daniels Midland Co. (ADM) plant in Velva, North Dakota, the 86 million gallon per year Green Earth Fuels of Houston plant in Houston, Texas. Additionally, there is an 80 million gallon per year plant owned by Louis Dreyfus Agricultural Industries, LLC under construction in Claypool, Indiana.
     Currently, many biodiesel plants do not operate at their full production capacity. Should we continue to experience liquidity problems, we may cut back production or cease production altogether, either temporarily or permanently.
     Currently, there are twelve active biodiesel plants in Iowa, other than us. Renewable Energy Group, Inc. (REG), located in Ralston, Iowa produces biodiesel primarily from feedstock produced at its soybean crushing facility. We have entered into a design-build agreement and a management and operational services agreement with REG, making REG a third party we are dependent upon and a direct competitor of our company. The Ralston facility was previously owned by West Central Cooperative; however, West Central Cooperative recently combined all of its biodiesel-related products and services under REG. The West Central Cooperative facility began producing biodiesel on a small scale in 1996-1997, then constructed a continuous flow biodiesel production facility in 2002 capable of producing 12 million gallons of biodiesel annually. REG is in the process of constructing two 60 million gallon per year biodiesel refineries to be owned and operated by REG. One will be located in Emporia, Kansas, and one will be located near New Orleans, Louisiana.
     A second biodiesel producer in Iowa is Ag Processing Inc. (AGP) in Sergeant Bluff. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. AGP recently completed an expansion increasing its production capacity from 7 to 12 million gallons per year. The company has recently announced plans for another plant expansion that would increase its production capacity to approximately 30 million gallons per year.
     A third biodiesel production facility in Iowa is Soy Solutions of Iowa, LLC located in Milford, Iowa. This is a stand-alone facility that purchases soybean oil from the market. The facility has the capacity to produce approximately 2 million gallons annually, and utilizes virgin soybean oil as its sole feedstock.
     A fourth biodiesel production facility in Iowa is Western Iowa Energy, LLC located in Wall Lake, Iowa. This facility has the capacity to produce 30 million gallons annually and utilizes both soybean oil and animal fats as its feedstock. This biodiesel plant was constructed by REG and is currently managed by REG.
     A fifth biodiesel production facility in Iowa is Cargill Inc. located in Iowa Falls. Cargill’s facility has an annual production capacity of 37.5 million gallons and is currently the largest biodiesel plant operating in Iowa. Cargill uses soybean oil as its primary feedstock and is located adjacent to its soybean crush facility.
     The sixth biodiesel production facility in Iowa is Clinton County BioEnergy, L.L.C. located in Clinton, Iowa. This facility has the capacity to produce 10 million gallons annually and uses soybean oil as its primary feedstock.
     The seventh biodiesel production facility in Iowa is Tri-City Energy near Keokuk, Iowa. The facility has capacity to produce 5 million gallons of biodiesel per year.
     The eighth operating biodioesel production facility in Iowa is Central Iowa Energy. Central Iowa Energy has capacity to produce 30 million gallons of biodiesel per year, from either vegetable oil or animal fat, and is located near Newton, Iowa. This biodiesel plant was constructed by REG and is currently managed by REG.
     The ninth operating biodiesel production facility in Iowa is Freedom Fuels, LLC near Mason City, Iowa. The facility has capacity to produce 30 million gallons of biodiesel per year.
     The tenth operating biodiesel plant is Western Dubuque Biodiesel located in Farley, Iowa. The facility has capacity to produce 30 million gallons of biodiesel per year from vegetable oil. The biodiesel plant was constructed by REG and is currently managed by REG and is currently producing biodiesel from canola oil pursuant to a toll production agreement.

     The two remaining plants are operated by Sioux Biochemical, Inc. and Riksch Biofuels L.L.C. Sioux Biochemical has capacity to produce 1.5 million gallons of biodiesel each year and Riksch Biofuels has capacity to produce 10 million gallons of biodiesel each year.
     According to the Iowa Renewable Fuels Association, there are at least 3 companies in Iowa that have biodiesel plants under construction. East Fork Biodiesel, LLC is constructing a 60 million gallon plant in Algona, Iowa. East Fork Biodiesel will be the largest biodiesel plant in Iowa when it is completed. Also, Maple River Energy, LLC has a 5 million gallon per year facility under construction. Finally, Soy Energy, LLC is constructing a 30 million gallon per year biodiesel plant in Marcus, Iowa.
     When these new plants and expansions are completed, they will push Iowa biodiesel production capacity to more than 350 million gallons per year. In addition to the existing plants and those currently under construction, multiple other companies have announced plans to construct biodiesel facilities in Iowa. Southern Iowa BioEnergy, LLC plans to build a 30 million gallon per year multi-feedstock plant near Osceola, and Farmer’s Cooperative Company intends to construct a 30 million gallon per year multi-feedstock plant near Marble Rock. Additionally, Hawkeye Bio Energy, LLC intends to construct a 60 million gallon per year multi-feedstock plant near Camanche. Northern Bio Energy, LLC is planning to construct a 60 million gallon per year biodiesel facility near Estherville. Nishna Valley Bioenergy, LLC plans to construct a 60 million gallon per year facility near Manilla, Iowa. Natural Innovative Renewable Energy, LLC plans to construct a 60 million gallon per year plant in Plymouth County Iowa. These companies are in the process of raising equity for their biodiesel facilities. It should be noted that recent efforts to raise equity for some biodiesel facilities have been unsuccessful.
     While REG markets our biodiesel to end users throughout the United States, biodiesel plants in Iowa are direct competitors for local end users and resources other than customers. We compete with the plants in Iowa for capital, labor and management. These resources tend to be utilized from a local market, and additional strains placed on these resources by increased competition in Iowa could result in our company being forced to expend additional funds on recruiting labor and management to relocate from other areas. In addition, while we may receive feedstock from areas beyond the state of Iowa, the most cost-efficient feedstock will likely come from local suppliers, as this will reduce transportation costs. We directly compete with Iowa biodiesel plants for business from a limited number of local feedstock suppliers. Local end users will also be the most cost-efficient customers for REG, due to reduced transportation expenses. Therefore, we compete directly with Iowa biodiesel producers, including REG, for these local customers.
     Our management and operational services agreement with REG does not prevent REG from providing marketing and sales services for our competitors. If REG provides marketing and sales services for the biodiesel of our competitors, the result will be increased competition among those biodiesel producers. Biodiesel producers that work with REG, including our company, rely on REG to market their biodiesel and if REG cannot market all of the biodiesel it has committed to sell, then all of the biodiesel producers that work with REG are at risk that this loss will be allocated to them.
     The following map produced by the National Biodiesel Board indicates the locations of current active plants in the U.S as of September 7, 2007. Active plants are those companies that are actively producing biodiesel.

Commercial Biodiesel Production Plants (September 7, 2007)
Source: National Biodiesel Board, http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf
     The following table provides a list of the active biodiesel plants in the United States as of September 7, 2007, as reported by the National Biodiesel Board. Some newly constructed plants, are not listed.

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
AL
	Alabama Biodiesel Corporation	Moundville		Soy
	Allied Renewable Energy, LLC	Birmingham	15,000,000	Soy
	Eagle Biodiesel, Inc.	Bridgeport	30,000,000
	Independence Renewable Energy Corp	Perdue Hill	40,000,000	Multi Feedstock
AR
*	FutureFuel Chemical Company	Batesville	24,000,000	Multi Feedstock
	Patriot Biofuels	Stuttgart	3,000,000	Multi Feedstock
AZ
	Amereco Arizona, LLC	Arlington	15,000,000	Multi Feedstock
CA
	Bay Biodiesel, LLC	San Jose	3,000,000	Soy
	Blue Sky Bio-Fuels, Inc.	Oakland		Multi Feedstock
	Central Valley Biofuels, LLC	Orange Cove		Soy, Cottonseed

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
	Energy Alternative Solutions, Inc.	Gonzales	4,000,000	Multi Feedstock
	Evergreen Biodiesel	Big Oak Flat	50,000	Recycled Cooking Oil
*	Imperial Western Products	Coachella	8,000,000	Multi Feedstock
	So Cal Biofuels, Inc.	Anaheim	1,100,000	Yellow Grease
	Yokayo Biofuels, Inc.	Ukiah	250,000	Recycled Cooking Oil
CO
	American Agri-diesel LLC	Burlington	6,000,000	Soy
	Bio Energy of America	Denver	10,000,000	Soy
	Bio Energy of America	Denver	8,000,000	Soy
	Great White Bottling, Inc.	Denver	1,300,000	Soy
CT
	Bio-Pur Inc.	Bethlehem	1,000,000	Multi Feedstock
DE
	Mid-Atlantic Biodiesel	Clayton	6,500,000	Multi Feedstock
FL
	Agri-Source Fuels, Inc.	Dade City	30,000,000	Multi Feedstock
*	Purada Processing, LLC	Lakeland	18,000,000	Soy
GA
	ECO Solutions, LLC	Chatsworth	25,000,000	Multi Feedstock
	Farmers & Truckers Biodiesel of Georgia, LLC	Augusta	5,000,000	Poultry Fat Plant Oils, Animal
	Georgia Biofuels Corp.	Loganville	1,000,000	Fats
	Middle Georgia Biofuels	East Dublin	2,500,000	Multi Feedstock
*	Peach State Labs	Rome		Soy
	Sunshine BioFuels, LLC	Camilla	6,000,000	Soy
	US Biofuels Inc.	Rome	10,000,000	Multi Feedstock
HI
	Pacific Biodiesel	Kahului	500,000	Recycled Cooking Oil
	Pacific Biodiesel	Honolulu	1,000,000	Recycled Cooking Oil
IA
*	AGP	Sergeant Bluff	30,000,000	Soy
*	Cargill	Iowa Falls	37,500,000	Soy
	Central Iowa Energy, LLC	Newton	30,000,000	Multi Feedstock
	Clinton County BioEnergy	Clinton	10,000,000	Soy
	Freedom Fuels, LLC	Mason City	30,000,000	Soy
*	Renewable Energy Group, Inc.	Ralston	12,000,000	Soy
	Riksch BioFuels, LLC	Crawfordsville	10,000,000	Multi Feedstock
	Sioux Biochemical, Inc.	Sioux Center	2,000,000	Corn Oil
	Soy Solutions	Milford	2,000,000	Soy
	Tri-City Energy	Keokuk	5,000,000	Soy
	Western Dubuque Biodiesel	Farley	30,000,000	Soy
*	Western Iowa Energy	Wall Lake	30,000,000	Multi Feedstock
ID
	Blue Sky Biodiesel, LLC	New Plymouth	10,000,000	Soy
IL
	Incobrasa Industries, Ltd.	Gilman	31,000,000	Soy
	Midwest Biodiesel Products, Inc.	South Roxanna	30,000,000	Soy
*	Stephan Company	Millsdale	22,000,000	Soy
IN
	e-biofuels, LLC	Middletown	25,000,000	Soy
	Evergreen Renewables	Hammond	5,000,000	Soy
	Heartland Biofuel	Flora	450,000	Soy
	Integrity Biofuels	Morristown	10,000,000	Soy
	P.E.C. Biofuels IN, Inc.	Elkhart
KS
	Healy Biodiesel, Inc.	Sedgwick	1,000,000	Recycled Cooking Oil
	Krystal Clean Biofuels	Kansas City		Multi Feedstock
	Salemby Resources	Burden		Canola

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
KY
*	Griffin Industries	Butler	2,000,000	Multi Feedstock
	Union County Biodiesel Company, LLC	Stugis	5,000,000	Soy
LA
	Allegro Biodiesel Corporation	Pollock	12,000,000	Soy
MA
	MPB Bioenergy, LLC	West Bridgewater	500,000	Recycled Cooking Oil
MD
	Maryland Biodiesel	Berlin	1,000,000	Soy
ME
	Bio Renewable Fuels	Fairfield	10,000,000	Yellow Grease
MI
	Ag Solutions, Inc.	Gladstone	5,000,000	Multi Feedstock
	Michigan Biodiesel, LLC	Bangor	10,000,000	Soy
	NextDiesel	Adrian	20,000,000	Multi Feedstock
MN
*	FUMPA BioFuels	Redwood Falls	3,000,000	Multi Feedstock
	Green Range Renewable Energy	Ironton	150,000	Recycled Cooking Oil
	Midwest Renewable, LLC	Menahga	4,000,000	Soy
*	Minnesota Soybean Processors	Brewster	30,000,000	Soy
*	Soymor	Albert Lee	30,000,000	Soy
MO
	Global Fuels, LLC	Dexter	3,000,000	Multi Feedstock
	High Hill Biodiesel, Inc.	High Hill	5,000,000	Multi Feedstock
	Mid America Biofuels, LLC	Mexico	30,000,000	Soy
	Missouri Better Bean	Bunceton	15,000,000	Multi Feedstock
	Missouri Bio-Products, Inc.	Bethel	2,000,000	Multi Feedstock
	Natural Biodiesel Plant, LLC	Hayti	5,000,000	Multi Feedstock
MS
	CFC Transportation, Inc.	Columbus	1,500,000	Multi Feedstock
	Channel Chemical Corporation	Gulfport	5,000,000	Soy
	Delta Biofuels, Inc.	Natchez	80,000,000	Multi Feedstock
	North Mississippi Biodiesel	New Albany	7,000,000	Soy
NC
	Blue Ridge Biofuels	Asheville	1,000,000	Multi Feedstock
	Evans Environmental Energies, Inc.	Wilson	6,000,000
	Foothills Bio-Energies, LLC	Lenoir	5,000,000	Multi Feedstock
	Gortman Biofuel, LLC	Winston Salem	100,000
	North Carolina BioFuels, LLC	Seaboard	1,000,000	Soy
	Piedmont Biofuels	Pittsboro	4,000,000	Multi Feedstock
	Smoky Mountain Biofuels, Inc.	Dilsboro
ND
	ADM	Velva	85,000,000	Canola
NE
	Horizon Biofuels, Inc.	Arlington	500,000	Animal Fat
	Pioneer Biodiesel, LLC	Gering	2,000,000	Soy
	Wyobraska Biodiesel, LLC	Gering	10,000,000	Soy
NJ
	Eastern Biofuels, LLC	Newark	24,000,000	Soy
	Fuel Bio One, LLC	Elizabeth	50,000,000	Multi Feedstock
NM
	Rio Valley Biofuels, LLC	Anthony		Multi Feedstock
NV
	Bently Biofuels	Minden	1,000,000	Multi Feedstock
	Biodiesel of Las Vegas	Las Vegas	5,000,000	Multi Feedstock
NY
	North American Biofuels Company, Inc.	Bohemia	2,500,000	Trap Grease, Recycle Cooking Oil Soy
	Sheppard Grain, Inc.	Phelps		Soy

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
OH
	Agrifuels, LLC	Breman	3,000,000	Soy
	American Ag Fuels, LLC	Definance	1,500,000	Multi Feedstock
	Center Alternative Energy Company	Cleveland	5,000,000	Soy
	Jatrodiesel, Inc.	Miamisburg	5,000,000	Multi Feedstock
	PEC Biofuels	Hicksville	7,500,000	Soy
*	Peter Cremer	Cincinnati	30,000,000	Soy
OK
	Earth Biofuels, Inc.	Durant	10,000,000	Multi Feedstock
	Green Country Biodiesel, Inc.	Chelsea	2,500,000	Soy
OR
	Green Fuels of Oregon, Inc.	Klamath Falls	1,000,000	Canola
	SeQuential-Pacific Biodiesel, LLC	Salem	1,000,000	Multi Feedstock
PA
	Biodiesel of Pennslyvania, Inc.	White Deer	1,500,000	Soybean Oil
	Keystone BioFuels, Inc.	Shiremanstown		Soy
	Middletown Biofuels, LLC	Middletown	2,000,000	Soy
	Soy Energy, Inc.	New Oxford	1,500,000	Soy
	United Biofuels, Inc.	York	1,500,000	Soy
	United Oil Company	Pittsburgh	5,000,000	Multi Feedstock
RI
	Mason Biodiesel, LLC	Westerly	2,500,000	Soy
SC
*	Carolina Biofuels, LLC	Greenville	30,000,000	Soy
	Southeast BioDiesel, LLC	Charleston	6,000,000	Multi Feedstock
SD
	Midwest BioDiesel Producers, LLC	Alexandria	7,000,000	Soy
TN
	Agri-Energy, Inc.	Louisburg	5,000,000	Soy
	BIG Biodiesel, LLC	Pulaski	250,000	Soy
	Biofuel of Tennessee, LLC	Decaturville	10,000,000	Soy
	Blue Sky Biodiesel, Inc.	Wartburg	3,000,000	Multi Feedstock
	Memphis Biofuels, LLC	Memphis	50,000,000	Multi Feedstock
	Milagro Biofuels of Memphis	Memphis	5,000,000	Soy
	NuOil	Counce	1,500,000	Soy
	TN Bio Energy	Summitville		Soy
TX
	Agribiofuels, LLC	Dayton	12,000,000	Cottonseed, Soy
	AgriMax Fuels, LLC	Channelview	3,000,000	Soy
	Biodiesel Industries of Greater Dallas-Fort Worth	Denton	3,000,000	Multi Feedstock
	BioSelect Fuels (GBBLP)	Galveston	21,000,000	Multi Feedstock

	Brownfield Biodiesel, LLC	Ralls	2,000,000	Cottonseed, Soy, Canola
	Central Texas Biofuels	Giddings	1,500,000	Soy
	ECO Friendly Products, Inc.	Channelview	3,000,000	Multi Feedstock
	GeoGreen Fuels	Gonzales	3,000,000	Multi Feedstock
	Green Earth Fuels of Houston, LLC	Galena Park	86,000,000	Multi Feedstock Cottonseed, Animal
*	Huish Detergents	Pasadena	15,000,000	Palm
*	Johann Haltermann Ltd	Houston	20,000,000	Soy
	Kemlink Energy, Inc.	Pasadena	2,500,000	Multi Feedstock

	Momentum Biofuels, Inc.	Pasadena	20,000,000	Soy, tallow
	New Fuel Company	Dallas	250,000	Multi Feedstock
	NMM, Ltd	Channelview	1,000,000	Multi Feedstock
*	Organic Fuels, LLC	Galena Park	30,000,000	Multi Feedstock
	Pacific Biodiesel Texas	Hillsboro	2,500,000	Multi Feedstock
	SAFE Renewable Corp.	Conroe	30,000,000	Soy
	Smithfield Bioenergy LLC	Cleburne	12,000,000	Multi Feedstock

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
	SMS Envirofuels	Poteet	6,000,000	Soy
	Valco Bioenergy	Harlingen	3,000,000	Cottonseed
UT
	Better Biodiesel	Spanish Fork	9,000,000	Multi Feedstock
	Denali Industries, LLC	American Fork	3,800,000	Multi Feedstock
VA
	Cheasapeake Custom Chemical	Ridgeway	5,000,000	Soy
	RECO Biodiesel, LLC	Richmond	10,000,000	Soy
	Renroh Environmental Company	South Boston	80,000
	Virginia Biodiesel Refinery	New Kent	7,000,000	Soy
WA
	Central Washington BIodiesel, LLC	Ellensburg		Multi Feedstock
	Gen-X Energy Group, Inc.	Burbank	15,000,000	Multi Feedstock
	Imperium Grays Harbor	Hoquiam	100,000,000	Multi Feedstock
	Olympic Biofuels, LLC	Poulsbo	200,000	Multi Feedstock
*	Seattle Biodiesel	Seattle	5,000,000	Multi Feedstock
	Standard Biodiesel USA Inc.	Arlington	5,000,000	Waste Vegetable Oil
WI
	Renewable Alternatives	Manitowoc		Soy
	Sanimax Energy Inc.	Deforest	20,000,000	Multi Feedstock
	Walsh Bio Diesel, LLC	Mauston	5,000,000	Soy
WY
	Blue Sky Biodiesel, LLC	Cheyenne	5,000,000	Soy

*	Denotes BQ-9000 Accredited Producers

(1)	Annual Production Capacity only refers to the reported maximum production capability of the facility. It does not represent how many gallons of biodiesel were actually produced at each plant.

(2)	Includes the annual production capacity of plants which chose not to list their production.
     The majority of plants, and certainly the largest biodiesel producers utilize soybean oil as the feedstock to produce biodiesel. This ratio is likely to change over time as more producers design their plants with the capability to use multiple feedstocks as a result of recent high soybean oil prices. As was discussed before, this means that we compete with other biodiesel producers in the industry not just in the sale of our biodiesel, but also in the acquisition of our raw materials. Since most biodiesel is made from soybean oil, additional biodiesel production will likely continue to increase the cost of soybean oil. This will make it more expensive for us to produce our biodiesel. The increased cost will negatively impact our ability to make a profit. This is because there is little or no correlation between the cost of feedstock and the market price of biodiesel and, therefore, we cannot pass along increased feedstock costs to our biodiesel customers. The reason for this inability to pass along increased costs is that in order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Therefore, biodiesel prices fluctuate more in relation to petroleum-based diesel market prices than with feedstock market prices. As a result, increased feedstock costs may result in decreased revenues. We are currently experiencing very high soybean oil prices that in some cases have prevented us from selling our biodiesel profitably. If we continue to experience high feedstock costs for a sustained period of time, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated. This may lead to temporary or permanent shutdowns at the biodiesel plant.
     Many current plants are capable of using only vegetable oil as a feedstock. Our plant is able to use multiple types of feedstock, allowing us to use whichever is cheaper at any given time to produce our biodiesel. The cost of the feedstock is the largest component associated with biodiesel production. In addition, animal fat-based biodiesel has some favorable advantages to soy-based biodiesel, such as better lubricity and lower nitrogen oxide (NOx) emissions. However, animal fat based biodiesel may not be suitable for use during the winter months in colder climates due to its tendency to gel at lower temperatures. This may limit our feedstock choices during winter months. There may be a time when using feedstock other than soybean oil for our biodiesel production is more cost effective. The flexibility of our plant to use multiple feedstocks will be beneficial should this occur.

     Sources and Availability of Raw Materials
Supply
     The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased costs of feedstock greatly impacts the biodiesel industry. Soybean oil is the most abundant feedstock available in the United States, however, as more corn is planted less soybeans are being planted. This has increased the cost of soybean oil as demand increases and supply decreases. The twenty-year average price for soybean oil is approximately 21 cents per pound. The USDA’s Economic Research Service preliminarily reported on October 15, 2007 that the September average for soybean oil was 36.89 cents per pound. December soybean oil future contracts at the end of September exceeded 40 cents per pound. If these current soybean oil prices persist, it may result in temporary or permanent shutdowns of the biodiesel plant.
     It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that our biodiesel plant will process approximately 160,000,000 pounds (21,800,000 gallons) of soybean oil per year and approximately 70,000,000 pounds (10 million gallons) of animal fats per year as the feedstock for its production process. Our equipment will, however, allow a variance from this ratio to compensate for changes in feedstock availability. We have entered into a management and operational services agreement with REG for the purpose of start-up management and operational services. These services include REG procuring feedstock for our biodiesel plant, however, our agreement with REG does not address feedstock allocation between REG and its other customers. Additionally, the agreement requires REG to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. We pay REG a fee of 5.7 cents per gallon of biodiesel produced for all the services under this agreement. REG estimates a break down of this fee to be 1.5 cents per gallon for feedstock procurement services. The inability of REG to obtain adequate feedstock for our facility at prices that allow us to operate profitably could have significant negative impacts on our ability to produce biodiesel and on our revenues. We are in direct competition with REG for procurement of feedstock. In addition, REG may procure feedstock for other biodiesel plants that are our competitors. In the event that REG cannot procure adequate feedstock at reasonable prices for its biodiesel plant, our biodiesel plant and the other biodiesel plants that REG manages, we may not be able to purchase adequate amounts of alternative feedstock at reasonable prices and we may not be able to successfully operate the plant. If we cannot find sufficient feedstock to operate the plant at reasonable prices, we may have to cease operations, either temporarily or permanently.
Pretreatment Costs
     Crude soybean oil and all animal fats need to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and any animal fat or grease, removes the impurities and prepares the feedstock to go through the biodiesel process. Some feedstock needs more treatment than others. For example, virgin soybean oil can be easier and cheaper to pretreat than turkey fat, and turkey fat can be easier and cheaper to pretreat than beef tallow. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.
     For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soybean oil is ordinarily $0.05 per pound. Our processing plant will have pretreatment capabilities allowing us to utilize crude vegetable oil and many types of fat or grease as feedstock in our facility. This added flexibility allows us to choose the feedstock that will produce biodiesel in the most cost effective manner possible.
     Dependence on One or a Few Major Customers
     We have entered into a marketing contract with REG in which REG markets all biodiesel, glycerin and fatty acids produced at the facility. Therefore, we are highly dependent on REG for the successful marketing of our products. REG provides market analysis of biodiesel supply and demand; market access to distribution channels developed by REG; analysis and audit of biodiesel customers, including creditworthiness; provides marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility’s products; provides transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management. Any loss of REG as our marketer for our products or any inability of REG to successfully market our products could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.

     Patents, trademarks, licenses
     We anticipate registering a trademark on the Iowa Renewable Energy logo. Additionally, as part of our design build-agreement, REG agreed to provide us a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant.
     Governmental approval and regulations
Federal Biodiesel Supports
     We expect the demand for biodiesel in the United States to grow significantly over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuels Standard and other government support of renewable fuels. The Energy Policy Act of 2005 and Jobs Bill, have established the groundwork for biodiesel market development.
Renewable Fuels Standard
     The Energy Policy Act of 2005 creates the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard starts at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. In April 2007, the EPA passed a final rule that fully implements the RFS. The final rule implements the requirement that starting in 2006, 4 billion gallons of renewable fuel were to be used in the United States, increasing to 7.5 billion gallons by 2012. Further, the final rule created a credit trading system, by which, fuel blenders who are subject to the RFS but do not blend sufficient quantities of renewable fuels to meet the RFS, can purchase credits from parties who blend more renewable fuels than they are required. This system is meant to allow the industry as a whole to meet the RFS in the most cost effective manner possible.
     In 2006, the RFS required the use of 4 billion gallons of renewable fuels. It is estimated that the ethanol industry alone produced nearly 5 billion gallons of ethanol in 2006. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Since the production of biofuels in 2006 significantly exceeded this 4 billion gallon requirement, the RFS likely did not increase demand for renewable fuels significantly, if at all. Further, since the renewable fuels industry is expanding rapidly, in both biodiesel and ethanol, there is no assurance that additional production of renewable fuels will not continually outstrip any additional demand for biodiesel that might be created by the RFS. If the RFS does not significantly increase demand compared to increases in supply, the RFS will likely not lead to an increase in the price at which we sell our biodiesel. If current high soybean oil costs persist, the biodiesel industry must increase the selling price of biodiesel in order to remain profitable.
Biodiesel Tax Credit
     The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (VEETC) for biodiesel of $1.00 per gallon for agri-biodiesel. Agri-biodiesel is fuel made solely from virgin crude vegetable oils and animal fats. This includes esters derived from crude vegetable oils, such as oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds. The VEETC also provided for a tax credit of $0.50 per gallon for biodiesel made from non-virgin vegetable oil and animal fat sources. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The projected effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. Below-the-rack blenders are blenders who market fuel that is for ground transportation engines and is not in the bulk transfer system. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.
State Legislation
     Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. In May 2006, Iowa passed legislation that creates an aggressive renewable fuels standard that requires 10% of the fuel used in Iowa to be from renewable sources by 2009 and increasing the renewable fuel standard to 25% by 2019. While this does not require biodiesel use, it may increase renewable fuels use in Iowa which could include increased biodiesel use. The Iowa legislation includes tax credits to help retailers meet this requirement. In May 2006, Iowa passed legislation that provided for an incentive of three cents per gallon of biodiesel produced for retailers who sell at least 50% biodiesel blends. This is also expected to increase biodiesel sales and production.
     Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.
Future Legislation
     Environmental regulations that may affect our company change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (OSHA) will govern our plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance. These adverse effects could decrease or eliminate the value of our units.
     Research and Development
     We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.
     Costs and Effects of Compliance with Environmental Laws
     We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. We have obtained all of the necessary permits to begin plant operations including air emissions permits, a NPDES Permit, storm water discharge permits, and boiler permits. We have obtained all of the permits required to construct the plant. As of June 30, 2007 we have not yet incurred any expenses in complying with environmental laws, including the cost of obtaining permits. Any costs related to environmental compliance and permitting have been paid by REG. Any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.
     We are subject to oversight activities by the EPA. We have obtained an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. Our EPA ID number is IAR000508382. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims could have an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.
     Employees
     Currently we have hired 25 full-time employees to operate our biodiesel facility. We anticipate we may hire another employee or two in the future, depending upon our needs. In addition to the employees we have already hired, REG has hired a General Manager and Operations Manager who direct the operations of the biodiesel facility. The General Manager and Operations Manager are employees of REG. REG hired Alan Yoder to serve as the General Manager of our facility and Glen Hansel as the Operations Manager. REG provides for the compensation of our General Manager and Operations Manager.
     The functions of the general manager are:
•	To utilize their ongoing best efforts to successfully and profitably manage the plant in our best interests;

•	Development of an annual budget for presentation to and approval of our board;

•	Attend meetings of our board and provide information upon its request;

•	Insure that all raw product costs are minimized and that all finished product revenues are maximized;

•	Work with us to formulate our mission and goals;

•	Manage the plant’s resources to efficiently achieve such mission and goals;

•	Manage our duties and rights under agreements with third parties relating to the plant;

•	Assist with regulatory affairs monitoring and compliance;

•	Hire, terminate and replace plant personnel as necessary and in all cases in accordance with the policies of our board;

•	Management of governmental relations, including USDA’s biodiesel programs; and

•	Such other duties as may be agreed upon.
     The functions of the operations manager are:
•	Planning and scheduling biodiesel production to meet our needs and marketing goals;

•	Monitor and improve quality control;

•	Oversee facility and equipment maintenance;

•	Assist with budgeting and the monitoring of labor and other expenses in the operation;

•	Implement processing changes and new technologies as they evolve, and plan for new projects relating to biodiesel production; and

•	Such other duties as may be agreed upon.
Available Information
     The public may read and copy materials we file with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. The public may also access the reports that we file with the SEC through our website at http://www.iowarenewableenergy.com.
ITEM 1A. RISK FACTORS
You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only ones we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.
Risks Related to Iowa Renewable Energy as a Early Stage Company
     We are experiencing liquidity issues which could require us to cease operations. We recently commenced production of biodiesel at our plant. We are experiencing liquidity issues associated with the high cost of our raw materials and the ordinary delay between when we purchase those raw materials and when we receive payments from REG for our finished products. This has resulted in a situation where we are short on cash. This could cause us to scale back production at our biodiesel plant, or cease operations altogether. These shutdowns could be temporary or permanent depending on the cash we have available to continue operations. We recently entered into a factored receivables agreement with REG which helped our liquidity issues. However, this agreement expired and we have not entered into another receivables factoring agreement with REG or anyone else. We are also seeking more financing to provide us with the cash we require to continue operations. However, should we not be able to continue to secure the cash we require in order to pay our obligations as they become due, we may have to cease operations, either on a permanent or temporary basis, which could decrease or eliminate the value of our units.
     We have only a limited operating history, which could result in errors in management and operations causing a reduction in the value of our units. We are a recently formed company and have only a limited history of operations. We only recently completed construction of our biodiesel plant and commenced producing biodiesel. We may not be able to manage start-up effectively and properly staff operations, and any failure to manage our start-up effectively could negatively impact our profitability. While many of the start-up tasks are handled by REG, we have collaborated with REG on these efforts. We are responsible for hiring the labor employees for our company, not including the General Manager and Operations Manager which were hired by REG, handling accounting issues and setting prices for which REG is allowed to market our biodiesel. Any delay is likely to further hinder our ability to generate revenue and satisfy our debt obligations and could make governmental grants unavailable to us. This period of growth and the start-up of the plant is a significant challenge for us. If we fail to manage start-up effectively, the value of our units could decrease.
     We have a history of losses and may not ever operate profitably. From our inception on April 14, 2005 through June 30, 2007, we incurred an accumulated net loss of approximately $852,000. There is no assurance that we will be successful in our efforts to operate the biodiesel plant. Even if we successfully meet all of our objectives, there is no assurance that we will be able to operate profitably. We are experiencing very high raw material costs and low biodiesel prices that in some case have been less than our production costs. Should we continue to endure the current high raw material costs without an increase in the price we receive for our biodiesel, we may have to scale back or cease operations at the biodiesel plant, either on a temporary or permanent basis. This may affect our ability to generate revenues and could decrease or eliminate the value of our units.
     Our business is not diversified. Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our biodiesel plant and manufacture biodiesel and glycerin. We have no other line of business to fall back on if the biodiesel business declines or if our biodiesel plant cannot operate at full capacity for any extended period of time. Should we continue to experience difficulty operating our biodiesel plant, the value of our units may decrease or be eliminated.
     Our financial performance depends significantly on soybean oil prices, and generally we cannot pass on increases in input prices to our customers. Our biodiesel production requires substantial amounts of soybean oil. Soybeans, which are used to produce soybean oil, as with most other crops, are affected by weather, disease and other environmental conditions. The price of soybeans and consequently soybean oil, is also influenced by general economic, market and government factors. These factors include weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply and quality. Changes in the price of soybeans and soybean oil can significantly affect our business. Generally, higher soybean and soybean oil prices will produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true if market conditions do not allow us to pass along increased soybean oil costs to our customers. The price of soybeans has fluctuated significantly in the past and may fluctuate significantly in the future. If the current period of high soybean prices were to be sustained for some time, our profitability may suffer because of the higher cost of operating our plant and may make biodiesel production unprofitable.
     We cannot offer any assurance that we will be able to offset any increase in the cost of soybean oil by increasing the price of our products because the price which we receive for our biodiesel depends largely on the price of petroleum-based diesel along with certain government incentives. If we cannot offset increases in the cost of soybean oil, we may operate unprofitably which could decrease or eliminate the value of our units.
     We are in competition with REG, our design-builder and manager, which could place us at a competitive disadvantage and cause a conflict of interest for our manager. We have entered into an agreement with REG to design, engineer and build the processing facility. In addition, we have contracted with REG for management, feedstock procurement and marketing services for our plant. We anticipate being highly dependent upon REG to procure our inputs and market our products. We are also highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate at the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG operates its own biodiesel production facility in Ralston, Iowa and anticipates increasing its biodiesel production through wholly-owned and third-party managed biodiesel plants in the future. This means that REG, our design-builder and manager, is in competition with us in many aspects of our business, including feedstock procurement and biodiesel production and marketing. We also have to compete with REG for employees. Because REG operates its own biodiesel production facility and competes with us in many aspects of our business, REG may have a conflict of interest in managing our plant. Although we have entered into a management and operational services agreement with REG for management and marketing services, there is no assurance that REG’s performance of these services is not compromised by its own biodiesel production operations.
     We have hired all employees required for our plant, however, we may not be able to retain employees capable of effectively operating the biodiesel plant, which may hinder our ability to operate profitably. Currently we have hired 25 full-time employees. REG has hired Alan Yoder and Glen Hansel to be our General Manager and Operations Manager respectively. However, Iowa Renewable Energy or REG may not be successful in retaining employees to operate the plant and provide management and administrative services. Further, the employees we have hired may not be sufficiently qualified to operate the plant or we made need to find additional employees in the future. If Iowa Renewable Energy or REG cannot find sufficient employees who are qualified locally, Iowa Renewable Energy and REG will have to attract others to relocate to Washington, Iowa. Iowa Renewable Energy and REG may not be successful in hiring or retaining employees to operate our biodiesel plant at a reasonable price. If Iowa Renewable Energy or REG are not able to continue to hire and retain employees who can effectively operate the plant, our ability to profitably operate the plant may be adversely affected. This could reduce or eliminate the value of our units.
     We have limited experience in the biodiesel industry, which increases the risk of our inability to operate the biodiesel plant. We are presently, and will likely continue to be, dependent upon our directors to operate the biodiesel plant. Most of our directors are experienced in business generally but have limited or no experience in operating a biodiesel plant or in governing and operating a public company. Most of our directors have no expertise in the biodiesel industry. In addition, certain directors on our board of directors are presently engaged in business and other activities that impose substantial demands on the time and attention of such directors. REG has hired Al Yoder to be General Manager and Glen Hansel to be Operations Manger of the plant and they have experience with production facilities. However, REG may not be successful in retaining such individuals because of the competitive market for such individuals. New plants are continually being constructed and there are a limited number of individuals with expertise in this area. In addition, REG may have difficulty in attracting other competent personnel to relocate to Iowa in the event that such personnel are not retained. REG’s failure to attract and retain such individuals could limit or eliminate any profit that we might make and could result in our failure. If Iowa Renewable Energy fails, our members could lose all or substantially all of their equity interest.
     We depend upon REG and its affiliates for its expertise in the biodiesel industry and any loss of this relationship could cause us delay and added expense, placing us at a competitive disadvantage. Renewable Energy Group, Inc. (REG) of Ralston, Iowa, is a recently established entity formed through a combination of the biodiesel management services business of West Central Cooperative, InterWest, L.C. and the biodiesel plant construction business of Renewable Energy Group, LLC, also of Ralston, Iowa. West Central Cooperative is a farmer-owned cooperative that specializes in soy processing operations, including the manufacture and sale of biodiesel and procurement of feedstock. REG’s objective is to offer a comprehensive set of management, procurement, marketing and construction services to the biodiesel industry. REG has also announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and it already owns a biodiesel plant. This means that REG and its affiliates are competitors as well as management and construction service providers.
     We have entered into a design-build agreement with REG to design, engineer and build the processing facility. In addition, we have entered into an agreement with REG for management, feedstock procurement and marketing services for our plant. Any loss of this relationship with REG or its affiliates, particularly during the start-up period for the plant, may result in the failure of our business. Significant costs and delays would likely result from the need to find other contractors and consultants. In addition, any failure to perform under our agreements by REG may reduce our ability to generate revenue and may significantly damage our competitive position in the biodiesel industry such that our members could lose all or substantially all of their equity interest.
Risks Related to Operation of the Biodiesel Plant
     We are experiencing liquidity problems that may force us to cease operations, either temporarily or permanently. Since we commenced operations at our biodiesel plant, we have experienced liquidity problems. These liquidity problems have primarily been the result of high soybean oil prices and the current prices we receive for our biodiesel. We entered into an agreement with REG, our biodiesel marketer, to factor our receivables. This agreement expired in September 2007. This allowed us to receive payment for the biodiesel that was sold by REG the week after it was sold as opposed to according to our usual payment terms in our management and operational services agreement which may result in payment more than 30 days after REG sells our biodiesel. We are currently seeking other sources of short term financing to continue to provide the cash we require for our operations. If we are unable to continue to secure sufficient cash for our operations, we may be forced to cease operations, either temporarily or permanently. If we are forced to cease operations, it may reduce or eliminate the value of our units.
     We depend on key suppliers, whose failure to perform could force us to abandon business, hinder our ability to operate profitably or decrease the value of our units. We are highly dependent upon REG or its affiliates for the commencement of operations and the start-up of the plant. Should REG fail to perform in any manner significant to our operations, our project could fail and our members could lose some or all of the value of their investment. Further, we are depending on REG’s assessment of the cost and feasibility of operating our plant. If REG’s assessment of the cost and feasibility of operating our plant are incorrect, we may encounter unforeseen costs or difficulties in the operation of our plant which could affect our profitability or force us to abandon our business.
     We are also highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate to the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG may not be able to address such deficiency in an acceptable manner. Failure to do so could cause us to cease production of biodiesel, either temporarily or permanently, which could damage our ability to generate revenues and reduce the value of our units.
     We are highly dependent upon REG to procure our inputs and market our products. If REG does not perform its obligations pursuant to our management and operations services agreements we may be unable to specifically enforce our agreement which could negatively affect the value of our units. Our reliance on REG may place us at a competitive disadvantage. Our reliance on REG is of particular concern given that REG has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and REG already owns one biodiesel plant. This means that REG and its affiliates are competitors for many aspects of our business including: feedstock procurement, biodiesel marketing, as well as management service providers and employees.
     Defects in plant construction could result in devaluation of our units if our plant does not produce biodiesel and its co-product, glycerin, as anticipated. There is no assurance that defects in materials and/or workmanship in the plant will not occur. Though the design-build agreement requires REG to correct all defects in material or workmanship for a period of one year after substantial completion of the plant, material defects may still occur. Such defects could cause us to halt or discontinue the plant’s operation. Halting or discontinuing plant operations could delay our ability to generate revenues and reduce the value of our units.
     Any failure of the production technology supplied by REG for our plant could cause us to discontinue production. We are highly dependant upon the technology supplied by REG for our biodiesel plant. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units. Any assertion by a third party as to the rights to the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units.
     Changes in production technology could require us to commit resources to updating the biodiesel plant or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit. We expect advances and changes in the technology of biodiesel production to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete. The plant is a single-purpose facility and has no use other than the production of biodiesel and associated products. Much of the cost of the plant is attributable to the cost of production technology which may be impractical or impossible to update. The value of our units could decline if changes in technology cause us to operate the plant at less than full capacity for an extended period of time or cause us to abandon our business. Further, more efficient technologies might be developed in the future that we cannot implement that would allow our competitors to produce biodiesel in a more cost effective manner than us.
Risks Related to Biodiesel Production
     The decreasing availability and increasing price of soybean oil may hinder our ability to profitably produce biodiesel and may result in plant shut downs and decreased revenues. On September 13, 2007, the USDA reported the July average price of soybean oil was approximately $0.36 per pound. In the USDA’s September 13, 2007 Oil Crops Outlook Report, it was forecasted soybean oil prices would set a new high, with the 2007 through 2008 forecast being $0.33 to $0.37 per pound which is $0.01 higher than the August forecast. This is significantly higher than the soybean oil prices we anticipated when we performed our feasibility study prior to constructing the biodiesel plant. As of October 1, 2007, on the Chicago Board of Trade, soybean oil future contracts for December 2007 reached as high as $0.40 per pound. This increase in forecasted price is due largely to less acres being planted with soybeans, with acreage currently at a 12 year low. According to the United States Department of Agriculture Economic Research Service, Oil Crops Outlook report on July 13, 2007, the United States had planted 64.1 million acres with soybeans as of June 2007, which was the lowest acreage of soybeans planted in the United States since 1995, and down from the 75.5 million acres planted in 2006. Our plant is capable of using alternate feedstocks, however, demand and price are increasing for alternatives as well. In a July 17, 2007 report the USDA predicted lard and edible tallow will cost approximately $0.28 and $0.26 per pound, respectively, in 2006-2007, up from $0.22 and $0.19, respectively, in 2005. Moreover, the USDA predicted lard and edible tallow prices will continue to increase in 2007-2008 to $0.28 to $0.32 for lard and $0.28 to $0.32 for edible tallow. We have already had to factor our receivables on a short-term basis in order to have the cash necessary to purchase feedstock for start-up. If we cannot obtain adequate supplies of feedstock at affordable costs, then we may be forced to shut down the plant, either temporarily or permanently. Shut downs and increased feedstock prices may reduce our revenues from operations which could decrease or eliminate the value of our units.
     Declines in the prices of biodiesel and its co-products may have a significant negative impact on our financial performance and the value of our units. Our revenues are greatly affected by the price at which we can sell our biodiesel and its co-products, primarily glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include the overall supply and demand for biodiesel, the price of diesel fuel, level of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time. But, demand may not increase to meet the increase in supply. The increased production of biodiesel without corresponding increases in demand may lead to lower biodiesel prices. Any lowering of biodiesel prices may reduce our revenues, causing a reduction in the value of our units.
     In addition, increased biodiesel production will lead to increased supplies of co-products from the production of biodiesel, such as glycerin, which may lead to lower prices for our co-products. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and the resulting saturation of the glycerin market. Increased supplies of co-products could outpace demand, which could lead to lower prices for our co-products. If the price of glycerin declines, our revenue from glycerin may be substantially compromised. Increased expenses and decreased sales prices for our products may result in less income, which would decrease our revenues and result in a decrease in the value of our units.
     Our business is sensitive to feedstock prices and the availability of adequate supplies of feedstock. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of our units. Our results of operations and financial condition are significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. REG has agreed to procure adequate quantities of feedstock for our plant at competitive prices. We still pay for our feedstock, however, and may pay varying prices for it, depending upon the terms under which REG can obtain feedstock. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. We cannot pass along increased feedstock prices to our biodiesel customers because in order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Therefore, biodiesel prices fluctuate more in relation to petroleum-based diesel market prices then with feedstock market prices. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated which could decrease or eliminate the value of our units.
     If we are forced to temporarily cease operating our biodiesel plant for any reason, we might not be able to meet our current liabilities or our profits may be reduced. If we are forced to temporarily cease operations at our biodiesel plant, either because we cannot sell the biodiesel we are producing, because of defects in our equipment at the plant, due to violations of environmental law, or any other reason, our ability to produce revenue would be aversely affected. We do not have any other source of revenues than production of biodiesel and glycerin at our biodiesel plant. If our plant were to cease production, we would not generate any revenue and we might not be able to pay our debts as they become due, including payments required under our loan. If the plant ceases to operate for enough time, we might not be able to continue operating the plant and our members could lose some or all of their investments.
     We are at a disadvantage in marketing our glycerin because our plant will not produce pharmaceutical grade glycerin, thereby decreasing the market for the glycerin we produce. The price of glycerin has decreased dramatically in the United States due to oversupply in part from increased biodiesel production. A major use of glycerin is in the production of drugs. The glycerin our plant produces however is not pharmaceutical grade glycerin. This limits our ability to market the glycerin produced by our biodiesel plant. The glycerin we produce has to be purified in order for it to be used in pharmaceutical applications. Since the market in which we can sell our glycerin is limited, we might not be able to sell all of the glycerin we produce or we may not be able to sell our glycerin at a favorable price. If we cannot sell all of the glycerin we produce or cannot sell it at a favorable price, our ability to operate our biodiesel plant profitably might be adversely affected which could decrease the value of our units.
     Competition from other sources of fuel may adversely affect our ability to market our biodiesel. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed which could displace biodiesel as an environmentally-friendly alternative fuel. If diesel prices decline or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of our members’ investments.
     We may engage in hedging transactions which involve risks that can harm our business. We are exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the prices of soybean oil and the price of biodiesel through the use of hedging instruments. We have a trading account with FC Stone LLC to facilitate our trades. Our board, with the assistance of REG, is responsible for making hedging decisions. We have created a hedging committee made up of directors to address our hedging needs and the committee also consults with REG on hedging decisions. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent upon the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may choose not to engage in hedging transactions. As a result, our operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.
     Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which such derivative instruments as soybean oil contracts are impacted by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.
     Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce our biodiesel. In addition to being dependent upon the availability and price of feedstock supply, we are dependent on relationships with third parties, including feedstock suppliers. We have entered into a management and operational services agreement with REG. REG anticipates acquiring our feedstock from third parties. Assuming that REG can establish feedstock relationships, suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. Suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. This could negatively affect our ability to generate revenue and may reduce or eliminate the value of our units.
     Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply. Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and is also present in the United States. The existence of Asian soybean rust was recently confirmed in Iowa. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be controlled with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock for our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our revenue from operations.
     We are dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability. We do not intend to have a sales force of our own to market our biodiesel and glycerin. We have entered into an agreement with REG to market our biodiesel and our glycerin. If REG breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we will not have any readily available means to sell our biodiesel. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could decrease or eliminate the value of our units.
     Concerns about fuel quality may impact our ability to successfully market our biodiesel. Industry standards impose quality specifications for biodiesel fuel. Actual or perceived problems with quality control in the industry may lead to a lack of consumer confidence in the product and hinder our ability to successfully market our biodiesel. For example, in December 2005, a batch of biodiesel that failed to meet industry specifications in Minnesota resulted in a 10-day emergency variance from the state’s 2% biodiesel requirement in order to allow for time to fix the problem. Although industry representatives attributed the problem to start-up glitches in the state’s new biodiesel plants, similar quality control issues could result in a decrease in demand for our product, which could lower the value of our units.
     Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel. The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel can be effectively utilized in colder weather. The pour point of 100% soy-based biodiesel is approximately 25ºF. The pour point for tallow-based biodiesel is approximately 60ºF. The pour point for No. 2 low sulfur diesel fuel is approximately -30ºF. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25ºF. Therefore, we believe we will need to blend soy-based biodiesel with petroleum diesel in order to provide a biodiesel product that has an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% is expected to provide an acceptable pour point for colder markets comparable to the No. 2 low sulfur diesel pour point. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for our biodiesel in northern markets to diminish during the colder months.
     The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, fuel may need to be stored in a heated building or heated storage tanks. This may cause a decrease in demand for our product in colder climates due to increased storage costs. This may result in decreased revenues for us which could decrease or eliminate the value of our units.
     Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could negatively impact our ability to market our biodiesel. Because biodiesel is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel, due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other engine parts. Although most manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product.
     The trucking industry opposed the imposition of the Minnesota 2% biodiesel requirement, citing concerns regarding fuel expense and lack of infrastructure necessary to implement the requirement. Such concerns may result in opposition to similar proposed legislation in other states in the future and may negatively impact our ability to market our biodiesel. The American Trucking Association, however, altered its position on biodiesel in October 2005 by passing a resolution advocating the use of 5% biodiesel blends by the trucking industry.
     In addition, studies have shown that nitrogen oxide emissions from pure biodiesel are 10% higher than with petroleum-based biodiesel. Nitrogen oxide is the chief contributor to ozone or smog. New engine technology is available and is being implemented to eliminate this problem. The increased nitrogen oxide emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry, which may result in our inability to market our biodiesel and could lead to a decrease in the value of our units.
     Our ability to successfully operate is dependent on the availability of electricity at anticipated prices. Adequate electricity is critical to plant operations. Our site is served by Alliant Energy. We have not, however, entered into any definitive agreements to obtain electricity resources and we may have to pay more than we expect to access efficient energy resources. We are receiving monthly invoices from Alliant at variable rates. As a result, our ability to make a profit may decline.
     Our ability to successfully operate is dependent on the availability of water at anticipated prices. To produce biodiesel, we need a significant supply of water. We currently purchase water from the City of Washington. We have not, however, entered into any definitive agreements to obtain water resources and we may have to pay more than we expect to access efficient water resources. We receive monthly invoices from the City of Washington at variable rates. Water supply and water quality are important requirements to operate the biodiesel plant. If we are unable to obtain a sufficient supply of water that meets our required quality standards to sustain the biodiesel plant in the future, our ability to make a profit may decline.
     Our ability to successfully operate is dependent upon the availability of natural gas at anticipated prices. We require a significant supply of natural gas to produce biodiesel. Natural gas is supplied to our site by Alliant Energy. However, we have not executed any definitive long-term agreement with Alliant to provide natural gas to our site. We receive monthly invoices from Alliant at variable rates. The inability to obtain a reliable supply of the necessary natural gas may negatively effect our operations, cash flows and financial performance.
Risks Related to Feedstock Procurement
     Our management and operational services agreement with REG does not address feedstock allocation between REG and its other customers which could lead to insufficient soybean oil to operate our plant and negatively affect our financial condition. We have entered into a management and operational services agreement with REG, whereby REG supplies the soybean oil that we require to operate our biodiesel plant. Our agreement does not address the way in which REG allocates soybean oil between us and the other customers that REG supplies with soybean oil. If a shortage of soybean oil were to occur, there is no provision in our management and operational services agreement that requires REG to supply us with the soybean oil we require as opposed to REG’s other customers, including REG’s own biodiesel facility. If a shortage of soybean oil were to develop, REG may not supply us with all of the soybean oil we require to operate the plant which could decrease our revenues and could decrease or eliminate the value of our units.
Risks Related to Biodiesel Industry
     New plants under construction or decreases in the demand for biodiesel and glycerin, our co-product, may result in excess production capacity which could decrease our revenues and adversely impact our financial condition. The biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Further, the National Biodiesel Board estimates that 300 million gallons of biodiesel will be produced in 2007. The National Biodiesel Board estimates the current dedicated biodiesel production capacity of operating biodiesel plants is approximately 1.85 billion gallons per year. However, some of these biodiesel plants do not operate at their full capacities. Further, reported plant construction and expansion, if realized, are expected to result in another 1.37 billion gallons of annual biodiesel production capacity, for total annual production capacity of almost 3.22 billion gallons. Biodiesel supply may outpace biodiesel demand which could lead to decreased biodiesel prices. This could affect our ability to operate our plant profitably and could result in a decrease in the value of our units.
     Excess capacity in the biodiesel industry may also lead to increased competition for inputs. Biodiesel production at our plant requires significant amounts of soybean oil and other inputs. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. Any increases in the cost of producing our biodiesel or decline in the price at which we can sell our biodiesel could decrease our net income and could negatively impact our ability to operate our plant profitably. This could result in a decrease in the value of our units.
     Excess production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to decline, thereby adversely affecting our revenues. In February 2005, the price of crude glycerin produced in the United States was approximately $0.41 per pound. The Biodiesel Magazine reported in December 2006 that crude glycerin was selling for $0.05 per pound, or less. This was primarily a result of oversupply due to increased biodiesel production. Any further excess glycerin production capacity may limit our ability to market our glycerin co-product and will negatively impact our future revenues and could reduce the value of our units.
     We face substantially different risks in the biodiesel industry than do ethanol manufacturers. The ethanol industry enjoys over 5 billion gallons of annual domestic demand and a vast existing production, marketing, and transportation network. Conversely, the National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. The entire diesel fuel market constitutes of only about one-third of the gasoline market as a whole. Fifty-six percent of the diesel market is the trucking industry. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has faced opposition from the trucking industry and others in regard to legislative mandates for its use. Further the retail market for biodiesel is not sufficiently developed which could lead to decreased demand for biodiesel. This could impact our ability to make a profit.
     The biodiesel manufacturing industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our plant. The number of biodiesel manufacturing plants either in production or in the planning or construction phase continues to increase at a rapid pace. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demand of the biodiesel industry. Consequently, the price of feedstock may rise to the point where it threatens the viability of our project. This is because there is little or no correlation between the price of feedstock and the market price of biodiesel and, therefore, we cannot pass along increased feedstock prices to our biodiesel customers. We cannot pass along increased feedstock prices to our biodiesel customers because in order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Therefore, biodiesel prices fluctuate more in relation to petroleum-based diesel market prices then with feedstock market prices. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated. Furthermore, REG has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and it currently owns a biodiesel plant. This means that REG and its affiliates are competitors for a limited supply of feedstock as well as management and construction service providers.
     The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably. Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. According to the National Biodiesel Board, as of September 7, 2007, there were 165 active plants with 4 planning to expand their operations. There were also 80 companies constructing new biodiesel plants in the United States.
     Currently, there are 12 active biodiesel plants in Iowa, in addition to us. Additionally, according to the Iowa Renewable Fuels Association, there are at least 3 companies who are constructing biodiesel plants in Iowa. We compete with these other plants both in the sale of our biodiesel as well as in the procurement of raw materials. Some of our competitors have greater resources than us. If we cannot compete favorably with these other biodiesel producers in both the sale of our biodiesel and the procurement of feedstock for our plant, the value of our units may be adversely affected.
     Competition from other lubricity additives for ultra low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of our units. The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel that has be made available for retail sale beginning in October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives made from raw materials other than soybeans having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they achieve the desired effect in lower concentrations than biodiesel. In addition, much of the distribution infrastructure is in place for petroleum-based additives. As a result, petroleum-based additives may be more cost effective than biodiesel. This could result is less demand for biodiesel as a lubricity additive. This could negatively affect our ability to sell our biodiesel profitably and could lead to a loss of some or all of the value of our units.
     As the production of biodiesel fuel increases there may not be an adequate supply of railroad cars or trucks to distribute the biodiesel fuel produced by our plant. As more of the biodiesel production plants under construction and in the planning phase begin production, there exists an increasingly large supply of biodiesel fuel to be distributed and there may not be an adequate supply of rail cars or trucks to distribute the fuel which is produced. This problem has affected the agriculture industry for years and there are already reports of railcar shortages becoming a problem for the biodiesel industry.
Risks Related to Regulation and Governmental Action
     Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and could reduce or eliminate the value of our units.
     A change in environmental regulations or violations thereof could result in the devaluation of our units. We are subject to extensive air, water and other environmental regulations. We have obtained all of the permits required to construct the plant and have obtained all the permits currently required to operate the plant. In addition, biodiesel producers are required to satisfy the fuel quality standards of the Environmental Protection Agency. This is part of the BQ 9000 standard which typically takes six months to complete once the plant has met its scheduled name plate production standards. Environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the proper time, we may be required to spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and could reduce or eliminate the value of our units.
     Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units. When our fiscal year ended on September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission. This registration statement was effective 60 days after filing and from then on we will have to comply with the additional regulation and reporting requirements of the Securities Exchange Act of 1934. We are subject to periodic and current reporting, proxy solicitation and annual report requirements. Preparation of these reports require devotion of time and resources, which could reduce our profitability and result in the loss of some or all of our members’ equity interest.
Risks Related to Conflicts of Interest
     We may have conflicts of interest with REG, which may cause difficulty in enforcing claims against REG. We expect that one or more employees or associates of REG will continue to advise our directors. We anticipate REG to continue to be involved in substantially all material aspects of our operations. We have entered into an agreement with REG under which REG acquires feedstock and the basic chemicals necessary for our operation, and to perform the sales and marketing functions for our plant. It is possible that REG may purchase our units. There is no assurance that our arrangements with REG are as favorable to us as they could have been if obtained from unaffiliated third parties. In addition, because of the extensive roles that REG has in the operation of the plant, it may be difficult or impossible for us to enforce claims that we may have against REG. Such conflicts of interest may reduce our profitability and the value of our units and could result in reduced distributions to investors.
     REG and its affiliates may also have conflicts of interest because employees or agents of REG are involved as owners, creditors and in other capacities with other biodiesel plants in the United States. We cannot require REG to devote its full time or attention to our activities. As a result, REG may have conflicts of interest in allocating personnel, materials and other resources to our biodiesel plant.
     Our directors and officers may have conflicts of interest in allocating their time which could negatively affect our operations. Our directors and officers have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to our project. Since our project is currently managed by the board of directors rather than a professional management group, the devotion of the directors’ time to the project is critical. We anticipate that our executive officers will dedicate approximately 15 hours per week to our project. We anticipate that our directors will dedicate between four hours and 20 hours per week to our project depending upon which committees they serve. However, our directors and officers have other management responsibilities and business interests apart from our project that may impose substantial demands on the time and attention of such directors. See “DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS — Business Experience of Directors and Officers” for a summary of our directors’ and officers’ business activities. Therefore, our directors and officers may experience conflicts in allocating their time and services between us and their other business responsibilities.
     Our directors may have relationships with individuals, companies or organizations with which we do business which may result in conflicts of interest. There may be business relationships between our directors and other individuals, companies or organizations with which we do business that may pose potential conflicts of interest with us. For example, from the beginning of our business, we entered into consulting agreements with The Biodiesel Group. Five of our directors are also directors on the board of The Biodiesel Group. Further, these five directors who are members of The Biodiesel Group currently are involved with three other biodiesel producers in Iowa. Of these five directors who are involved in The Biodiesel Group, Warren Bush, Bill Horan and Denny Mauser sit on the board of directors of Iowa Renewable Energy, LLC, Western Dubuque Biodiesel, LLC, Central Iowa Energy, LLC, and Western Iowa Energy, LLC. Tom Schroeder sits on the board of directors of Western Dubuque Biodiesel, LLC, Iowa Renewable Energy, LLC and Central Iowa Energy, LLC. Mark Muench sits on the board of directors of Western Dubuque Biodiesel, LLC and Iowa Renewable Energy, LLC. This could lead to conflicts of interest for these directors. They may make decisions that benefit one of these other biodiesel producers and not us. In addition, Tom Schroeder, one of our directors, is employed as a commercial fleet sales manager for REG, our design-builder and marketer. These relationships may result in conflicts of interest with respect to transactions between us and the other individuals, companies or organizations if our directors and officers put their interests in other companies or own personal relationships ahead of what is best for our company.

Risks Related to Tax Issues in a Limited Liability Company
     We expect to be taxed as a partnership, however, if we are taxed as a corporation we would be subject to corporate level taxes which would decrease our net income and decrease the amount of cash available to distribute to our members. We expect that our company will continue to be taxed as a partnership. We are considering establishing subsidiary c-corps to facilitate sales of biodiesel in states other than Iowa, however we anticipate that IRE will continue to be taxed as a partnership. This means that our company does not pay any corporate level taxes. Instead, the members are allocated any income generated by our company based on the member’s ownership interest, and would pay taxes on the member’s share of our income. If we are not taxed as a partnership, our company would be liable for corporate level taxes which would decrease our net income which may decrease the cash we have to distribute to our members.
     Members may be allocated a share of our taxable income that exceeds any cash distributions received, therefore members may have to pay this tax liability using their personal funds. We expect to continue to be taxed as a partnership. This means members are allocated a percentage of our taxable income based on their ownership interest in our company. Members may have tax liability based on their allocation of this income. We may make distributions that are less than the amount of tax members owe based on their allocated percentage of our taxable income. If this is the case, members would have to satisfy this tax liability using their personal funds.
     If we are audited by the IRS resulting in adjustments to our tax returns, this could cause the IRS to audit members’ tax returns, which could lead to additional tax liability for our members. The IRS could audit our tax returns and could disagree with tax decisions we have made on our returns. This could lead to the IRS requiring us to reallocate items of income, gain, losses, deductions, or credits that could change the amount of our income that is allocated to members. This could require adjustments to members’ tax returns and could lead to audits of members’ tax returns by the IRS. If adjustments are required to members’ tax returns, this could lead to additional tax liabilities for members as well as penalties and interest being charged to members.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Plan of Operation for the Next 12 Months
     Overview
     Iowa Renewable Energy is an Iowa limited liability company formed on April 14, 2005 to develop, construct and operate a 30 million gallon per year biodiesel plant and engage in the production of biodiesel and crude glycerin in Washington, Iowa. The production and pretreatment facilities were substantially complete in June 2007. On July 1, 2007, we began start-up operations. This process tests each system of our plant one at a time and builds up to the whole plant being in operation.
Our plant is currently fully operational. We began producing biodiesel on July 10, 2007. We obtained our certificate of substantial completion for our plant on July 12, 2007 from Renewable Energy Group, Inc. (REG), our design-builder. After having our biodiesel independently tested to certify that our biodiesel meets the American Society for Testing and Materials (ASTM) standards, we began shipping our first lot of 7,200 gallons of biodiesel on July 12, 2007. The plant was operating at full capacity until the end of September 2007, with only minor temporary shut downs for maintenance and a weather-related power outage. Between October 1, 2007 and October 17, 2007, the biodiesel plant did not operate. We expect to operate the biodiesel plant at approximately 60-65% of its production capacity through the winter months. We expect to accomplish this by operating at full capacity for a period of time until we have filled our biodiesel storage tanks and then ceasing operations for a period of time while we sell our biodiesel. We expect this strategy is more efficient than continuously running the plant at 60-65% of its production capacity. As of October 17, 2007, we have shipped approximately 6,138,246 gallons of biodiesel from our plant.
     The total cost of our project is estimated to be $57,716,000. We are financing our project with a combination of equity and debt capital. We raised equity in an intrastate offering registered with the Iowa Securities Bureau, in which we sold 19,371 units and received offering proceeds of $19,371,000, which supplemented our seed capital equity of $2,680,000. To complete project financing, we entered into a $29,715,000 term loan and a $5,000,000 revolving line of credit with Bankfirst. We received $550,000 when 11 of our directors exercised an option to purchase 100 units each for $500 per unit. We additionally entered into a $400,000 loan agreement with the Iowa Department of Economic Development, $100,000 of which is a forgivable loan. In addition on May 14, 2007 we entered into a Railroad Revolving Loan and Grant Program Agreement with the Iowa Department of Transportation (IDOT)  for an amount of up to $168,000 (or 13.3% of the cost for the railroad project, whichever is less)  and a loan amount of up to $132,000 (or 10.5% of the cost for the railroad project, whichever is less).  Interest on the loan amount will be at 3.67% per year for five years beginning on June 22, 2008.  As work on the railroad project is completed, we may make monthly requests for reimbursement under the agreement up to the total amount of the loan and grant. We have not yet received any of these funds to date. We are currently in the process of negotiating with the Marshall Financial Group for a new line of credit up to $6,000,000 to be used for working capital and other short term financing requirements relating to inventory and risk management, however, we have not finalized this agreement and may never do so.
     Since our start-up of operations, due to the current high soybean oil price, we have been dealing with short term liquidity issues. On August 3, 2007 we entered into an amendment to our management and operational services agreement with REG to factor our receivables. The amendment was in effect for four weeks beginning on August 5, 2007. For the period the amendment was in effect, REG took title to our biodiesel when loaded for delivery FOB our plant and REG paid us each week for biodiesel sales made the prior week. REG deducted from this payment REG’s cost of capital incurred as a result of making such payment to us before collecting proceeds from the ultimate customers and any other amounts then due from Iowa Renewable Energy to REG pursuant to our management and operational services agreement. We entered into this amendment so that we could receive payment for our biodiesel the week following shipment, as opposed to the provision under the original management and operational services agreement which provided we received payment for our biodiesel the week following payment from the third-party purchaser, which often results in a delay of 30 days or more. This has not completely solved our liquidity problem and we expect to continue to seek other alternatives to solve our liquidity issues. This may result in us scaling back biodiesel production or temporarily shutting down the biodiesel plant depending on our cash situation and our ability to purchase raw materials to operate the plant. We may also seek to produce biodiesel on a toll basis where we would produce biodiesel using raw materials provided by someone else.
     We have engaged marketers to market our biodiesel, glycerin, and fatty acids to customers. As of October 17, 2007, we have hired 25 full-time employees to operate our biodiesel facility. We may hire one or two additional employees in the future. In addition to the employees we have to operate the biodiesel facility, REG has hired a General Manager and Operations Manager. REG hired Alan Yoder to be our General Manager and Glen Hansel to be our Operations Manager. These two individuals are employees of REG
     Plan of Operations
     We expect to spend the next 12 months engaging in the production of biodiesel and glycerin at our plant. Our plant is fully operational. All major construction items are completed and we are actively producing biodiesel at our plant. We have a few minor remaining construction items that are yet to be completed such as touching up insulation on a few pipes, sealing electrical junction boxes, installing toe boards on a few railings and finishing the remaining lawn seeding. These issues are being addressed by REG and we anticipate they will be complete in October 2007.
Permitting
     REG has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct and operate the plant. Several permits will not be issued until the plant is operational for a period of time as discussed below. The following chart lists the various outstanding permits for which we have applied:

Permit:	Status:
VOC Emissions from Equipment Leaks Permit-Operation	We have 18 months following the start of production to draft a plan for the air operations permit and we have started that process.

Tier II Report	Because we were not operational in 2006, we were not required to file a Tier II Report for 2006. We will, however, be required to file a Tier II Report prior to March 1, 2008 for the year 2007. We have a process in place for filing this report.

Superfund Amendments and Reauthorization Act (SARA) Section 313 Form R	Because we were not operational in 2006, we are not required to file Form R for 2006. We will, however, be required to file Form R prior to July 1, 2008 for the year 2007. We have a process in place for filing this report.

Utilities & Infrastructure
     Electricity. We require a significant supply of electricity to operate our plant. Alliant Energy supplies us with our electricity needs,on a monthly basis at variable rates.
     Water. We estimate that our plant requires approximately 100 gallons of water per minute. The City of Washington supplies us with water, on a monthly basis at variable rates. We have entered into an agreement to have our wastewater handled by the City of Cedar Rapids until the City of Washington has the capacity to handle our wastewater.
     Natural Gas. We require a significant supply of natural gas. Alliant Energy supplies us with natural gas on a monthly basis at variable rates.
     Rail. Our rail access is complete and we are currently shipping our biodiesel by both rail and truck. The Iowa, Chicago & Eastern Railroad supplies our plant with rail service and REG makes all of our transportation arrangements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Sources of Funds
     The total project cost for the project is estimated to be approximately $57,716,000, including start-up and working capital needs. We financed the construction of the plant with a combination of equity and debt capital. We initially raised equity from our seed capital investors and from our offering registered with the State of Iowa. The following schedule sets forth our sources of funds from our offering proceeds and our debt financing proceeds:

			Percent of
Source of Funds			Total
Member Equity, Intrastate Offering ($1,000 per unit)	$19,371,000		33.56%
Member Equity, Director’s Exercised Options ($500 per unit)	$550,000		0.95%
Member Equity, Seed Capital ($500 per unit)	$2,680,000		4.65%
Debt Financing	$34,715,000		60.15%
Loan/Grant Funding (IDED)	$400,000		0.69%

Total Sources of Funds	$57,716,000	(1)	100.00%

(1)	This amount excludes no cash equity compensation recognized by our company in connection with the units paid to The Biodiesel Group as compensation under their consulting agreement with the company. This amount also does not include the IDOT Rail Revolving Loan and Grant Program. While we have entered into the Rail Revolving Loan and Grant Program we have not yet received these funds and the amount of such funds received could still vary.
As of June 30, 2007, we had the following consolidated assets: property, plant and equipment of $ 41,898,423, current assets of $11,161,404 and total assets of $53,627,772. As of June 30, 2007, we had total current liabilities of $5,162,132 and long-term debt of $26,152,075. Members’ equity was $22,313,565 as of June 30, 2007 and consisted of an accumulated deficit of $851,857 and members’ contributions, net of the cost of raising capital, of $23,165,422. We had no revenues from the sale of biodiesel and glycerin from the date of inception (April 14, 2005) to June 30, 2007.
     Equity Financing
     We initially raised $2,680,000 in equity from our seed capital investors. We also conducted a registered offering of our membership units in the State of Iowa, pursuant to which we raised an additional $19,371,000 in equity. On October 30, 2006 we raised an additional $550,000 by issuing 1,100 of our units to directors that exercised a unit option agreement. We have therefore raised a total of $22,601,000 in equity.
     Debt Financing
     In October 2006, we closed on our $34,715,000 debt financing with Bankfirst. The financing with Bankfirst provides for a $29,715,000 term loan, with an interest rate during construction (the first 14 months following loan closing) of 0.75% over the Prime Rate as of the effective date reported in the Money Rates column of The Wall Street Journal. During the term (the remaining 60 months on the loan), we have two options for interest. We must select an option and notify Bankfirst of our choice within 15 days of the beginning of the term. The first option is a floating rate at 0.25% over the Prime Rate as of the effective date reported in the

Money Rates column of The Wall Street Journal on the conversion date. The second option is a fixed rate at 3.00% over the five-year LIBOR/Swap Curve Rate on the conversion date. The LIBOR/Swap Curve Rate is published by Bloomberg Market Data L.P. and will be based on the number in the Interest Rates and Bonds column of The Wall Street Journal on the day following the initial funding date.
     The agreement requires that during the construction phase we make 14 consecutive monthly interest payments commencing on December 1, 2006 and continuing on the 1st day of each month thereafter to and including January 1, 2008. The amount of the interest installments shall be equal to the interest accrued on the unpaid principal balance of the loan measured from the first day of the construction phase. Term phase payments shall begin upon completion of the project, but in no event later than February 1, 2008 and on the 1st day of each moth thereafter, 59 monthly payments of principal and interest is due and payable through and including January 1, 2013. Payments will be calculated in an amount necessary to amortize the principal amount of this note plus interest thereon over a 10 year period. The remaining unpaid principal balance, together with all accrued but unpaid interest, is due and payable in full on January 1, 2013. Advances under the term loan are available until February 1, 2013.
     The term loan imposes various covenants upon us which may restrict our operating flexibility. We are subject to several ratios in the term loan which may limit how we allocate our sources of funds. The term loan imposes a negative covenant on distributions which may restrict our ability to distribute earnings to our members. The term loan also requires us to obtain Bankfirst’s permission prior to making any significant changes in our material contracts with third-party service providers.
     In addition, we have a $5,000,000 revolving credit with Bankfirst. This loan provides for the same interest options as under the term loan. Advances under the reducing revolving credit note are available through the life of the commitment. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016 at which time any outstanding balance shall be due and payable in full. The note requires interest payments based on unpaid principal. The interest options are the same as those under the term loan.
     We executed a mortgage in favor of Bankfirst creating a first lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property for the loan and credit agreements discussed above. To October 17, 2007, we have drawn $31,974,308 on our term loan and revolving credit note. We are currently in the process of negotiating with the Marshall Financial Group for a new line of credit up to $6,000,000 to be used for working capital and other short terms financing requirements relating to inventory and risk management, however, we have not finalized this agreement and may never do so.
     Government Programs and Grants
     We entered into a loan with the Iowa Department of Economic Development for $400,000. This loan is part of the Iowa Department of Economic Development’s Value Added Program and $100,000 of the loan is forgivable. To October 1, 2007, we have drawn $400,000 on our Iowa Department of Economic Development loan. In addition on May 14, 2007 we entered into a Railroad Revolving Loan and Grant Program Agreement with the Iowa Department of Transportation (IDOT)  for an amount of up to $168,000 (or 13.3% of the cost for the railroad project, whichever is less)  and a loan amount of up to $132,000 (or 10.5% of the cost for the railroad project, whichever is less).  Interest on the loan amount will be at 3.67% per year for five years beginning on June 22, 2008.  As work on the railroad project is completed, we may make monthly requests for reimbursement under the agreement up to the total amount of the loan and grant. To date, we have not received any funds pursuant to this program.
     Use of Proceeds
     We anticipate significant purchases of soybean oil and other inputs necessary for biodiesel production in the next 12 months and will rely upon our cash reserves and senior and subordinated debt financing to finance our operations. Recently we have experienced short term liquidity problems as a result of high soybean oil prices (our primary raw material) and the period of time between when we purchase our raw materials and when we receive payment for our finished products. In August 2007, we amended our management and operational services agreement with REG to provide for factored receivables from REG. This means that we received payments for our biodiesel much more quickly than we would have under our ordinary payments terms with REG. This arrangement expired in September 2007. We are seeking other alternative sources of short term financing, including a new revolving loan to address our liquidity issues. However, we have not yet secured any additional financing or entered into any other factoring agreement. Depending on the duration of our liquidity issues, we may have to cease operations at the biodiesel plant, either temporarily or permanently. We anticipate having continued liquidity problems as long as soybean oil prices remain high and petroleum based diesel fuel prices remain steady.
     We expect our costs over the next 12 months to include staffing, office, audit, legal, inventory, and working capital.
     We have paid REG approximately $40,364,805 under the terms of our design-build agreement for materials and labor to construct the plant. We have a $300,000 retainage outstanding payable to REG that we anticipate will be paid when the few remaining construction items have been addressed. We anticipate we will make our final payment under the design-build agreement to REG in October 2007.
Market Risk
     Our results of operations and financial condition are significantly affected by the selling price for biodiesel and the co-products from biodiesel production. Price and supply are subject to and determined by market forces over which we have no control. Our revenues are heavily dependent on the market price for biodiesel and the prices we pay for our raw materials, primarily soybean oil.
     The National Biodiesel Board estimates that there are currently 165 operating biodiesel plants with a total production capacity of 1.85 billion gallons. They also report that there are 80 new plants under construction and 4 existing plants in the process of expanding their existing operations. The combined capacity of construction and expansion projects, if realized, would result in another 1.37 billion gallons per year of biodiesel production. This would result in a total annual production capacity of almost 3.22 billion gallons. However, many plants are not currently operating at full capacity. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. The National Biodiesel Board estimates that 300 million gallons of biodiesel will be produced in 2007. Demand may not rise to meet the increase in supply, and increased production of biodiesel may lead to lower prices. Our company may generate less revenue as a result. Increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, including glycerin. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and saturation of the glycerin market. Those increased supplies could outpace demand, which would lead to lower prices for our co-products. There can be no assurance as to the price of biodiesel or any of its co-products in the future. Any downward changes in the price of biodiesel or its co-products may result in decreased revenue.
     Changes in the price of feedstock can significantly affect our business. We anticipate that the cost of feedstock represents approximately 70-90% of our cost of production. In the past, the price of soybean oil has been volatile, fluctuating between approximately sixteen cents and thirty-five cents per pound over the last three years. Soybean oil prices have recently exceeded 40 cents per pound at the end of September 2007 for the December soybean oil future contract on the Chicago Board of Trade (CBOT). Increased biodiesel production may also lead to an increase in the price of feedstock. Rising feedstock prices may produce lower profit margins or make our operations unprofitable. Soybean prices may continue to be affected by other market sectors because soybeans are comprised of 80% protein meal used for feed and only 20% oil. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues.
     Due to fluctuations in the price and supply of feedstock, we intend to utilize forward contracting and hedging strategies to manage our commodity risk exposure and optimize finished product pricing and supply. We intend to do this to help guard against price and supply movements that often occur in the soybean oil markets. Hedging means protecting the price at which we buy feedstock and the price at which we sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuations. The effectiveness of such hedging activities is dependent upon, among other things, the cost of feedstock and our ability to sell sufficient amounts of biodiesel and glycerin. Although we attempt to link hedging activities to sales plans and pricing activities, such hedging activities can themselves result in costs because price movements in feedstock contracts are highly volatile and are influenced by many factors that are beyond our control. We may incur such costs and they may be significant. The market for soybean oil trades 18 months into the future. The animal grease market has no futures trade. However, there is a quoting system through the USDA that provides for some price discovery for animal grease. There is not enough volume of biodiesel produced to currently justify a futures market. As such, there is no published spot biodiesel price, making current price discovery limited.
Off-balance Sheet Arrangements
     We have no off-balance sheet arrangements.

ITEM 3. DESCRIPTION OF PROPERTY
     Our property consists primarily of the plant and the real estate upon which the plant sits in Washington, Iowa. The plant is fully operational. The plant is located on an approximately 28 acre site located near Washington, Iowa. The site is approximately thirty-five miles from Interstate 80 and thirty miles from the Mississippi River. We paid $420,000 for the site. The plant’s address is 1701 East 7th Street, Washington, Iowa. The site is adjacent to the main line of the Iowa Chicago & Eastern Railroad, which serves the plant. The plant consists of the following buildings:
•	Principal office building

•	Processing building

•	Pretreatment building

•	Storage tank farm
     The site also contains improvements such as rail tracks and a rail spur, landscaping, drainage systems and paved access roads. Construction of the plant was substantially complete in June 2007.
     All of our tangible and intangible property, real and personal, serves as the collateral for the debt financing with Bankfirst. Money borrowed under the Iowa Department of Economic Development loan is also secured by substantially all of the company’s assets, but is subordinate to the agreements with Bankfirst.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     No person or entity, including our officers and directors, currently beneficially owns more than 5% of our membership units. The following table sets forth the units beneficially owned by our directors.

		Position with	Amount and Nature of
	Name and Address of	Iowa Renewable	Beneficial	Percent of
Title of Class	Beneficial Owner(1)	Energy	Owner(2)	Class(3)
Membership Units	Michael J. Bohannan	Director & Chairman	200 units(4)	0.76%
Membership Units	Mark A. Cobb	Director & Vice-Chairman	300 units(5)	1.14%
Membership Units	J. William Pim	Director & Treasurer	100 units(6)	0.38%
Membership Units	Richard Gallagher	Director & Secretary	200 units	0.76%
Membership Units	Warren L. Bush	Director	290 units(7)	1.10%
Membership Units	William J. Horan	Director	240 units(8)	0.91%
Membership Units	Denny Mauser	Director	290 units(9)	1.10%
Membership Units	Tom Schroeder	Director	290 units(10)	1.10%
Membership Units	Mark Muench	Director	240 units(11)	0.91%
Membership Units	Jimmie W. Hanshaw	Director	200 units(12)	0.76%
Membership Units	John Heisdorffer	Director	200 units(13)	0.76%
Membership Units	Edwin J. Hershberger	Director	200 units	0.76%

	Totals:		2750 units	10.44%

(1)	Except where otherwise indicated, the address of the beneficial owner is the same as listed in Item 5.

(2)	Beneficial ownership is determined in accordance with SEC rules and generally includes holding, voting and investment power with respect to the securities.

(3)	Based on 5,360 units sold in seed capital offering, 500 units paid pursuant to an agreement with The Biodiesel Group for consulting, 19,371 in offering registered with State of Iowa and 1,100 units to directors exercising the option.

(4)	Includes units owned by Michael Bohannan jointly with his wife, Lisa K. Bohannan.

(5)	Includes units owned by Cobb Oil Co., Inc. and Mark A. Cobb, our director, is a principal owner of that business.

(6)	Includes units owned by J. William Pim jointly with his wife, Nancy Pim.

(7)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Warren Bush is a principal owner.

(8)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which William Horan is a principal owner.

(9)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Denny Mauser is a principal owner. Also includes units owned jointly with his wife, LaRae Mauser.

(10)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Tom Schroeder is a principal owner.

(11)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Mark Muench is a principal owner.

(12)	Includes units owned by Hanshaw Renewable Energy and Jimmie Hanshaw, our director, is a principal owner of that business.

(13)	Includes units owned by JRF, LLC and John Heisdorffer, our director, is a principal owner of that business.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
     The business and affairs of Iowa Renewable Energy, LLC are managed by and under the direction of a 12 person board of directors. The table below lists the directors and officers of Iowa Renewable Energy and their addresses.

Position with Iowa
Name	Renewable Energy	Address
Michael J. Bohannan	Chairman and Director	2726 Trio Court Washington, IA 52353
Mark A. Cobb	Vice-Chairman and Director	208 W. Fountain Brighton, IA 52540
Richard Gallagher	Secretary and Director	2672 260th St. Washington, IA 52353
J. William Pim	Treasurer and Director	750 S. 14th Ave. Washington, IA 52353
Warren L. Bush	Director	306 West 4th Street Wall Lake, IA 51466
Jimmie W. Hanshaw	Director	111 W. 10th St. Washington, IA 52353
William J. Horan	Director	3220 240th St Rockwell City, IA 50579
Edwin J. Hershberger	Director	126 E. Ave., PO Box 1203 Kalona, IA 52247
Denny Mauser	Director	1940 190th St. Early, IA 50535
John Heisdorffer	Director	23336 320th Ave. Keota, IA 52248
Tom Schroeder	Director	503 W. 7th Wall Lake, IA 51466
Mark Muench	Director	611 E. Ave. Ogden, IA 50212
Business Experience of Directors and Officers
     The following is a brief description of the business experience and background of our officers and directors:
Michael J. Bohannan, Director, Chairman. Age 47. Since 2001, Mr. Bohannan has been employed as the operations manager for Kinder Morgan. As the operations manager, he is responsible for overseeing the operation of approximately 300 miles of natural gas pipeline, 5 compressor stations and 2 natural gas storage fields, as well as approximately 300 miles of liquid pipeline operations. Prior to that, he was service engineer for Kinder Morgan for four years, where he was responsible for technical support of the pipeline, compressor station and natural gas storage operations in Iowa and Illinois. Mr. Bohannan has served as a director and our Chairman since our inception.

Mark A. Cobb, Director, Vice-Chairman. Age 48. Since 1980, Mr. Cobb has served as the President of Cobb Oil Co., Inc. a petroleum jobber located in Brighton, Iowa. Mr. Cobb has operated Cobb Oil for the past 27 years. Mr. Cobb has served as a director and our Vice-Chairman since our inception.
Richard Gallagher, Director, Secretary. Age 62. Mr. Gallagher owns and operates a 1,000 acre grain farm near Washington, Iowa. He has operated this farm since 1974. Mr. Gallagher is a director of the Iowa Corn Promotion Board and is an Iowa Renewable Fuels Association board member. Mr. Gallagher has served as a director and our Secretary since our inception.
J. William Pim, Director, Treasurer. Age 53. Mr. Pim is a CPA with 25 years of public and private accounting experience. Seventeen years of his experience has been as a controller-chief financial officer for manufacturing companies. Mr. Pim’s experience includes 7 years of preparation and filing of SEC reports and related information. Since September 4, 2007, Mr. Pim joined the Iowa Foundation for Medical Care where he is the Director of Finance and Budgets. From October 2004 to September 2007, Mr. Pimm was employed as an accountant with Heartland Express, Inc. From October 2002 to April 2004, he was employed with Plastag Holdings, LLC where his duties included preparation of monthly and annual financial statements, cash management and general accounting management. Mr. Pimm has served as a director and our Treasurer since our inception.
Warren L. Bush, Director. Age 59. Mr. Bush is a licensed attorney in both Iowa and Arizona. For the past 20 years, Mr. Bush has served as a Judicial Magistrate for the State of Iowa. He is also a self-employed attorney and practices out of offices in Wall Lake and Dunlap. Mr. Bush currently serves on a variety of boards, including The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC and Central Iowa Energy, LLC. He is a principal in Bush Boys’ Enterprises, LLC, Bush Boys, Inc. and Front Row Racing Stable, Ltd. Tom Schroeder is Mr. Bush’s brother-in-law. Mr. Bush has served as a director since our inception.
Jimmie W. Hanshaw, Director. Age 63. Since 1999, Mr. Hanshaw has been the owner and operator of Hanshaw Ag Solutions, Inc., a contract marketing consultant. Prior to that, he was employed with Northrup King/Syngenta Seeds for over 36 years where his positions included assistant forage plant breeder, sales agronomist in southern Iowa, Missouri and Kansas, regional marketing manager for the eastern United States and leaving as a national accounts manager. Mr. Hanshaw has served as a director since our inception.
William J. Horan, Director. Age 59. Mr. Horan has been a farmer for 32 years. He is a partner in Horan Brothers Agricultural Enterprises in Rockwell City, Iowa. Mr. Horan is past president of the Iowa Corn Growers Association and sits on the board of directors of Natural Resource Solutions, LLC; Truth about Trade; ISU Research Park Board of Directors; The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. Mr. Horan has served as a director since our inception.
John Heisdorffer, Director. Age 55. Since 1971, Mr. Heisdorffer has owned and operated a 1,300 acre farming operation near Keota, Iowa. Mr. Heisdorffer has served as a director since our inception.
Edwin J. Hershberger, Director. Age 66. Since 1972, Mr. Hershberger has served as President of English River Pellets, Inc., a feed manufacturing and grain elevator with four locations and annual sales of $20 million. He also has served as the President of R & H Enterprises, Inc. and Ridgecrest Turkey Farm, Inc. since 1991. He also has served as a member of the board of directors for Iowa Turkey Growers cooperative since 1998. Mr. Hershberger has served as a director since our inception.
Denny Mauser, Director. Age 59. Mr. Mauser has farmed for more than thirty-four years in Buena Vista County and Sac County, Iowa. His 900 acre operation includes corn, soybeans and popcorn; he also manages a cow-calf herd. He formerly served as President of the Iowa Farm Bureau Young Members and on the Schaller Community School Board. He currently serves as President of Sac County Rural Electric Cooperative and is a member of the board of directors of The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. Mr. Mauser has served as a director since our inception.
Tom Schroeder, Director. Age 52. For more than thirty years, Mr. Schroeder has served as President of JCT, Inc, a refrigerated trucking company that specializes in the transportation of meat from Midwest packers for export. He is currently employed as a commercial fleet sales manager for Renewable Energy Group, Inc., the company serving as our design-builder and marketer. Mr. Schroeder was the city manager and economic development director in Wall Lake, Iowa until he started working for Renewable Energy Group, Inc. in November 2006. He also serves on the board of The Biodiesel Group, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. He was formerly a director with Western Iowa Energy, LLC. Warren L. Bush, another one of Iowa Renewable Energy’s directors, is Mr. Schroeder’s brother-in-law. Mr. Schroeder has served as a director of since our inception.

Mark Muench, Director. Age 33. Mr. Muench operates a family farm near Ogden, Iowa. He has operated the farm for the last 14 years. The farm is a corn, soybean, and cattle operation. Mr. Muench currently serves on the board of directors for The Biodiesel Group, LLC and Western Dubuque Biodiesel, LLC. He also formerly served on the board of directors for Iowa Soybean Association and Western Iowa Energy, LLC. Mr. Muench has served as a director since our inception.
ITEM 6. EXECUTIVE COMPENSATION
     Michael Bohannan is currently serving as our chairman and Mark Cobb is currently serving as our vice-chairperson. J. William Pim is our treasurer, and Richard Gallagher is our secretary.
     Below is a table summarizing the compensation that has been provided to our chairman, Michael Bohannan, as of our fiscal year end on September 30, 2006.

		OPTION
NAME & PRINCIPAL POSITION	YEAR	AWARDS(1)	TOTAL
Michael Bohannan, Chairman (2)	Fiscal Year Ending September 30, 2006	$50,000	$50,000

(1)	Please see Note 1 to both our audited and unaudited financial statements for a discussion of the assumptions made in the valuation of these options.

(2)	Following our last fiscal year end on September 30, 2006, and to date, Michael Bohannan has been paid $3,000.00 in director fees pursuant to our director compensation agreement discussed below under “EXECUTIVE COMPENSATION – Compensation Arrangements.”

This compensation was rendered to our chairman, Michael Bohannan, as an option. Please see “EXECUTIVE COMPENSATION – Option Awards” below for a description of the option award issued to Michael Bohannan.
     Below is a table summarizing the compensation that has been paid by our company to our directors, other than Michael Bohannan, as of our fiscal year end on September 30, 2006.

DIRECTOR	STOCK AWARDS	OPTION AWARDS(1)	TOTAL
Mark A. Cobb(2)	$0	$50,000	$50,000
Richard Gallagher(3)	$0	$50,000	$50,000
J. William Pim(3)	$0	$0	$0
Warren L. Bush(2)	$50,000	$50,000	$100,000
Jimmie W. Hanshaw(3)	$0	$50,000	$50,000
William J. Horan(3)	$50,000	$50,000	$100,000
Edwin J. Hershberger(2)	$0	$50,000	$50,000
Denny Mauser(3)	$50,000	$50,000	$100,000
John Heisdorffer(3)	$0	$50,000	$50,000
Tom Schroeder(3)	$50,000	$50,000	$100,000
Mark Muench(3)	$50,000	$50,000	$100,000

(1)	Please see Note 1 to both our audited and unaudited financial statements for a discussion of the assumptions made in the valuation of these options.

(2)	Following our last fiscal year end on September 30, 2006, and to date, this director has been paid $2,250.00 in director fees pursuant to our director compensation agreement discussed below under “EXECUTIVE COMPENSATION – Compensation Arrangements.”

(3)	Following our last fiscal year end on September 30, 2006, and to date, this director has been paid $1,500.00 in director fees pursuant to our director compensation agreement discussed below under “EXECUTIVE COMPENSATION – Compensation Arrangements.”

Compensation Arrangements
     In June 2007 our directors passed a resolution to compensate directors for the services they provide in that capacity. The compensation arrangement provides each director will receive $500 per month. The chairman of our board of directors receives an additional $500 per month. Each member of the audit committee will receive an additional $250 per month. Each director will receive another $250 per month if at the end of the year, Iowa Renewable Energy has a 15% return on investment for that year and an additional $250 per month if Iowa Renewable Energy meets all financial agreements with the lenders and the director attends at least nine out of 12 board meetings. In addition, directors will be paid mileage at the standard IRS rate and be reimbursed for expenses related to their service as director. Directors will also be paid $200 per day for meetings attended, other than board meetings, as a director. This plan was effective as of July 2007. To date, $21,750.00 has been paid by the company pursuant to this director compensation agreement.
Unit Awards—Consulting Services
     We entered into a consulting agreement with The Biodiesel Group, LLC, as a project development consultant. The Biodiesel Group is owned and operated by five of our directors, Warren Bush, Tom Schroeder, Denny Mauser, William Horan, and Mark Muench. In exchange for their services, and as provided in our agreement, we transferred 100 unrestricted membership units in Iowa Renewable Energy to each of the five owners of The Biodiesel Group. In addition, we agreed to pay The Biodiesel Group a consulting fee of $75,000 payable at a rate of $12,500 per month during the contract term. The term expired when we closed our debt financing on October 26, 2006. The time period in which these units were paid to The Biodiesel Group may help determine the value of the units. These units were transferred to the owners of The Biodiesel Group prior to our company’s seed capital offering, in which our company’s units were sold for a purchase price of $500 per unit. Taking into account the services to be provided to our company under the terms of this agreement, our board of directors determined that this non-cash compensation was appropriate consideration for the services that were to be provided by the members of The Biodiesel Group. The Biodiesel Group provided us assistance in the negotiation of various contracts, assistance in the planning of our equity marketing effort, and assistance in securing debt financing services up until financial close. These services were completed as of the end of our fiscal year on September 30, 2006. It is management’s belief that the terms of our agreement with The Biodiesel Group were as favorable to us as those generally available from unaffiliated third parties. A majority of our disinterested directors approved this agreement with The Biodiesel Group. These units were not transaction-based compensation, as the compensation did not vary based on the size or success of our previous securities offerings. The options were not issued to our directors as compensation for their selling efforts in connection with our seed capital offering or our state registered offering. Rather, they were issued to our directors in their capacity as consultants and for consulting services rendered to our company.
Option Awards
     Our board approved a membership unit option agreement with our directors. Under the agreement, each of the directors had the option to purchase 100 units for a purchase price of $500 per unit upon execution of definitive loan documents. Each of our directors, with the exception of J. William Pim, exercised this option. The option expired 30 days after our debt financing close on October 26, 2006. These options were not transaction-based compensation, as the compensation did not vary based on the size or success of our previous securities offerings. These options were not issued to our directors as compensation for their selling efforts in connection with our seed capital offering or our state registered offering.
Independent Contractor Agreement
     On December 6, 2005, we entered into an independent contractor agreement with Pamela Dunbar, an unrelated party, under which Ms. Dunbar agreed to serve as our project manager in exchange for $1,000 per week. The term of the contract was for one year with an automatic renewal thereof for an additional three months at the expiration of the year term unless we provide notice of our intention not to renew the contract 30 days prior to the end of the first year. This agreement was mutually terminated by us and Pamela Dunbar effective as of April 6, 2007.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Since our inception, we have engaged in transactions with the following related parties:
Transactions with The Biodiesel Group

     We entered into a consulting agreement with The Biodiesel Group, as a project development and equity consultant. The Biodiesel Group is owned and operated by five of our directors, Warren L. Bush, William J. Horan, Denny Mauser, Tom Schroeder and Mark Muench. Upon execution of the agreement and in anticipation of the receipt of consulting services we transferred 100 unrestricted units to each of the five members of The Biodiesel Group. In exchange, The Biodiesel Group provided assistance with negotiation of various contracts, assistance in the planning of our equity marketing effort, and assistance in securing debt financing services up until the date of the closing of a loan transaction to finance construction of the project. In addition, we agreed to pay to The Biodiesel Group a total consulting fee of $75,000 payable at a rate of $12,500 per month during the contract term. The contract term expired when our debt financing closed on October 26, 2006.
     Members of The Biodiesel Group currently are involved with three other biodiesel producers in Iowa. Of the five directors who are involved in The Biodiesel Group, Warren Bush, Bill Horan and Denny Mauser sit on the board of directors of Iowa Renewable Energy, LLC, Western Dubuque Biodiesel, LLC, Central Iowa Energy, LLC, and Western Iowa Energy, LLC. Tom Schroeder sits on the board of directors of Western Dubuque Biodiesel, LLC, Iowa Renewable Energy, LLC and Central Iowa Energy, LLC. Mark Muench sits on the board of directors of Western Dubuque Biodiesel, LLC and Iowa Renewable Energy, LLC. This could lead to conflicts of interest for these directors. They may make decisions that benefit one of these other biodiesel producers and not us.
Transaction with our Board of Directors
     In addition, our board approved a membership unit option agreement with our directors. Under the agreement, each of the directors had the option to purchase 100 units for a purchase price of $500 per unit upon execution of definitive loan documents. Each of our directors, with the exception of J. William Pim, exercised this option. This option expired 30 days after we closed on our debt financing, which was October 26, 2006.
Promoters and Control Persons
     Each of our directors were involved in the startup of our operations. The compensation these individuals have received from us since our inception to the end of our 2006 fiscal year on September 30, 2006, is discussed above in ITEM 6. EXECUTIVE COMPENSATION. Additionally, in June 2007 our directors passed a resolution to compensate directors for the services they provide in that capacity. This plan was effective as of July 2007. To date, $21,750.00 has been paid pursuant to this director compensation agreement. To date, our chairman, Michael Bohannan, received $3,000.00 in director fees. To date, our directors Mark Cobb, Edwin Hershberger, and Warren Bush received $2,250.00 each in director fees. To date, our directors, Richard Gallagher, Jimmie Hanshaw. John Heisdorffer, William Pim, Bill Horan, Denny Mauser, Mark Muench, and Tom Schroeder received $1,500.00 each in director fees.
ITEM 8. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     We currently have 26,331 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and amended and restated operating agreement attached as exhibits to this registration statement.
     Each unit holder is a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.
Voting Rights
     Each unit holder is entitled to one vote per unit owned. Investors may vote their units in person or by proxy on all matters coming before a unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.

     Our amended and restated operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:

•	Cause or permit Iowa Renewable Energy to engage in any activity that is inconsistent with its purposes;

•	Knowingly act in contravention of the amended and restated operating agreement or act in a manner that would make it impossible for us to carry on our ordinary business, except as otherwise provided in the amended and restated operating agreement;

•	Possess our property or assign rights in specific company property other than for Iowa Renewable Energy’s purpose; or

•	Cause us to voluntarily take any action that would cause our bankruptcy.
     In addition to the above actions, the board must receive consent of a majority of the membership voting interests to do the following:
•	Merge, consolidate, exchange or otherwise dispose of at one time, all or substantially all of our property, except for a liquidating sale of the property in connection with our dissolution;

•	Confess a judgment against us in an amount in excess of $500,000;

•	Issue units, other than the 500 units issued to members of The Biodiesel Group, at a purchase price of less than $500 per unit;

•	Issue more than an aggregate of 35,000 units; and

•	Cause us to acquire any equity or debt securities of any director or any of its affiliates, or otherwise make loans to any director or any of its affiliates.
     Our amended and restated operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Voluntary dissolution of our company may be affected only upon the prior approval of a 75% majority of the membership voting interests.
Transfer Restrictions
     An investor’s ability to transfer our units is restricted by federal and state securities laws. The units are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our amended and restated operating agreement restricts the transfer of units. Investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our amended and restated operating agreement and:

•	Has been approved by our directors in accordance with the terms of the amended and restated operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.
     To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our amended and restated operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     Iowa Renewable Energy has only one class of membership units. Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). See the section “RECENT SALES OF UNREGISTERED SECURITIES”.
     We have not made any distributions to our unit holders. Revenues generated from plant operations will be distributed to the unit holders by the directors, in their discretion, in proportion to units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by the company in any loan agreements with the company’s lenders from time to time in effect. The directors of the company will endeavor to provide for cash distributions at such times and in such amounts as will permit the unit holders to make timely payment of income taxes.
     There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant. We have 26,331 membership units issued and outstanding and a total of approximately 591 unit holders. In addition, it is likely that the 5,360 units purchased in the initial private seed capital offering, the 500 units issued pursuant to the agreement with The Biodiesel Group and the 1,100 units issued pursuant to the director’s unit option agreement will be subject to Rule 144 under the Securities Act. Finally, the company has not offered any compensation plans under which equity securities are authorized for issuance, other than the 500 units issued pursuant to the agreement with the Biodiesel Group for consulting services.
ITEM 2. LEGAL PROCEEDINGS
     The company is not currently subject to any material legal proceedings or claims.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     Christianson & Associates, PLLP, Certified Public Accountants (Christianson), was the company’s independent auditor since the company’s inception through November 3, 2006. Christianson’s reports on the company’s financial statements have not contained any adverse opinion, disclaimer of opinion or modification. The decision to change auditors and dismiss Christianson was approved by the company’s board of directors. There were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure, which, if not resolved to the former account’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to Christianson and we have received a response that Christianson agrees with this disclosure. McGladrey & Pullen, LLP, Certified Public Accountants, has been the company’s independent registered public accounting firm since November 3, 2006. All financial statements in this document have been audited or reviewed by McGladrey & Pullen, LLP.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
     In autumn of 2005, we sold 5,360 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $2,680,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In addition to the units issued in our seed capital offering, we issued 100 membership units to each consultant with The Biodiesel Group, LLC for their consulting services. These consultants are 5 of our current directors: Warren Bush, William Horan, Denny Mauser, Tom Schroeder and Mark Muench. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In April 2006, we conducted a registered offering in the State of Iowa, but were exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 17,595 units and a maximum of 25,095 units at an offering price of $1,000 per unit. The offering commenced on April 6, 2006 in the State of Iowa and closed on May 1, 2006. We sold 19,371 units at a price of $1,000 per unit. From our unit sales we received total aggregate proceeds of approximately $19,371,000.

     In autumn of 2006, we issued an option to purchase additional units to our directors. We offered the directors the option to purchase 100 units at a price of $500 per unit. As a result of this offer, we sold 1,100 additional units. This option to purchase expired 30 days after debt closing, which was October 26, 2006. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     We were able to rely on Section 3(a)(11) for the seed capital offering, Iowa registered offering, director option agreement, and consulting unit agreement because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about us and gave them opportunities to ask questions regarding the terms and conditions of the offering.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under Iowa law, no director or officer will be liable for any of the company’s debts, obligations or liabilities merely because he or she is a director or officer. In addition, our amended and restated operating agreement contains an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the company. The company must also indemnify these individuals if they were serving another entity at our request. The company must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceeding.

PART F/S
INDEX TO FINANCIAL STATEMENTS
Contents

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements – As of September 30, 2006 and for the periods then ended — audited
Balance sheet	F-3
Statements of operations	F-4
Statements of members’ equity	F-5
Statements of cash flows	F-6
Notes to financial statements	F- 7—F-11
Condensed Financial Statements – For the three and nine month periods ended June 30, 2007 and 2006 and the period from inception to June 30, 2007 - Unaudited
Balance sheet	F-12
Statements of operations	F-13
Statements of members’ equity	F-14
Statements of cash flows	F-15
Notes to unaudited condensed financial statements	F- 16— F-20

(LOGO)
Report of Independent Registered Public Accounting Firm
To the Board of Directors
Iowa Renewable Energy, LLC (A Development Stage Company)
Washington, Iowa
We have audited the balance sheet of Iowa Renewable Energy, LLC (A Development Stage Company) as of September 30, 2006, and the related statements of operations, members’ equity (deficit) and cash flows for the year ended September 30, 2006 and the periods from April 14, 2005 (date of inception) to September 30, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iowa Renewable Energy, LLC as of September 30, 2006, and the results of its operations and its cash flows for the year ended September 30, 2006 and the periods from April 14, 2005 (date of inception) to September 30, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.
/s/ McGladrey & Pullen, LLP
Davenport, Iowa
January 17, 2007

Iowa Renewable Energy, LLC
(A Development Stage Company)
Balance Sheet
September 30, 2006

Assets (Notes 4 and 5)
Current Assets, cash and cash equivalents	$473,505

Property and Equipment (Note 1):
Land	420,000
Construction in progress	15,065,424
Office equipment	2,325
Equipment	4,566

15,492,315
Accumulated depreciation	(1,460)

15,490,855

Other Assets:
Cash, restricted for construction of property and equipment	10,263,792
Financing costs	83,245

10,347,037

$26,311,397

Liabilities and Members’ Equity
Current Liabilities:
Current maturities of long-term debt (Note 4)	$40,000
Accounts payable and accrued expenses	10,345
Construction payable, including $737,500 of retainage (Note 6)	4,119,524

Total current liabilities	4,169,869

Long-Term Debt (Note 4)	360,000

Commitments (Notes 4, 5 and 6)
Members’ Equity (Note 3):
Member contributions, net of issuance costs, 25,231 units outstanding	22,615,422
(Deficit) accumulated during the development stage	(833,894)

21,781,528

$26,311,397

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Statements of Operations

		April 14, 2005	April 14, 2005
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2006	2005	2006
Revenues	—	—	—
Expenses:
Consulting fees (Note 3)	344,844	112,500	457,344
Project coordinator	44,296	—	44,296
General and administrative	51,071	461	51,532
Equity based compensation	600,000	—	600,000
Depreciation	1,460	—	1,460

	1,041,671	112,961	1,154,632

(Loss) before other income	(1,041,671)	(112,961)	(1,154,632)
Other income, interest	320,738	—	320,738

Net (loss)	$(720,933)	$(112,961)	$(833,894)

Weighted average units outstanding	13,144	220	12,185

Net (loss) per unit — basic and diluted	$(54.85)	$(513.46)	$(68.14)

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Statements of Members’ Equity (Deficit)
For Period from April 14, 2005 (Date of Inception) to September 30, 2005 and for the Year Ended September 30, 2006

Balance, April 14, 2005 (date of inception)	$—
Issuance of 220 membership units at $500 per unit in September 2005	110,000
Net (loss)	(112,961)

Balance (deficit), September 30, 2005	(2,961)
Issuance of 260 membership units at $500 per unit in October 2005	130,000
Issuance of 500 membership units for consulting services in October 2005	250,000
Issuance of 4,880 membership units at $500 per unit in November 2005	2,440,000
Issuance of 19,371 membership units at $1,000 per unit in May 2006	19,371,000
Offering costs	(285,578)
Equity based compensation	600,000
Net (loss)	(720,933)

Balance, September 30, 2006	$21,781,528

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Statements of Cash Flows

		April 14, 2005	April 14, 2005
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2006	2005	2006
Cash Flows from Operating Activities:
Net (loss)	$(720,933)	$(112,961)	$(833,894)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation	1,460	—	1,460
Units issued for consulting services	250,000	—	250,000
Equity based compensation	600,000	—	600,000
Change in working capital components, increase (decrease) in accounts payable and accrued expenses	(2,326)	12,671	10,345

Net cash provided by (used in) operating activities	128,201	(100,290)	27,911

Cash Flows from Investing Activities:
Purchase and construction of property and equipment	(11,372,791)	—	(11,372,791)
Increase in cash restricted for construction of property and equipment	(10,263,792)	—	(10,263,792)

Net cash (used in) investing activities	(21,636,583)	—	(21,636,583)

Cash Flows from Financing Activities:
Issuance of membership units	21,941,000	110,000	22,051,000
Payments for offering costs	(285,578)	—	(285,578)
Payments for financing costs	(83,245)	—	(83,245)
Proceeds from short-term borrowings	1,052,146	—	1,052,146
Payment on short-term borrowings	(1,052,146)	—	(1,052,146)
Proceeds from long-term borrowings	400,000	—	400,000

Net cash provided by financing activities	21,972,177	110,000	22,082,177

Net increase in cash and cash equivalents	463,795	9,710	473,505
Cash and cash equivalents:
Beginning	9,710	—	—

Ending	$473,505	$9,710	$473,505

Supplemental Disclosure of Noncash Operating and Financing Activities, construction in progress included in accounts payable	$4,119,524	$—	$4,119,524
See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
Note 1. — Nature of Business and Significant Accounting Policies
Nature of business:
Iowa Renewable Energy, LLC (the Company), located in Washington, Iowa, was formed in April 2005 to pool investors to build a 30 million gallon annual production bio-diesel manufacturing plant. As of September 30, 2006, the Company is in the development stage with its efforts being principally devoted to organizational, equity-raising activities and construction of the bio-diesel plant.
Significant accounting policies:
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Concentrations of credit risk: The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.
Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
Financing costs: Deferred financing costs associated with the construction and revolving loans and the $34,715,000 construction loan (Note 4) are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 10-year term of the agreement. As of September 30, 2006, the Company has not received any loan proceeds under these agreements.
Offering costs: The Company classifies all costs directly related to raising capital as deferred offering costs until the capital is raised, at which point the costs were reclassified as an offset to equity as issuance costs. A total of $285,578 of offering costs were reclassified as an offset to equity for the year ended September 30, 2006.
Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the construction of the bio-diesel plant. Depreciation of such amounts will commence when the plant begins operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Office equipment	3 — 7
Equipment	3 — 7
Maintenance and repairs are expenses as incurred; major improvements and betterments are capitalized.
Income taxes: The Company is organized as a limited liability company which is accounted for like a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company’s earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.
Earnings (loss) per unit: Loss per unit has been computed on the basis of the weighted average number of units outstanding during each period presented. Units issuable under the directors’ unit option plan (see Note 3) as of September 30, 2006 have not been included in the computation because their inclusion would have been antidilutive.

Organizational costs and startup costs: The Company expenses all organizational and startup costs as incurred.
Fair value of financial instruments: The carrying amounts of cash and cash equivalents, cash restricted for construction of property and equipment, accounts payable and accrued expenses approximate fair value.
Unit options: The Company adopted a Unit Option agreement in February 2006 under which options to acquire 1,200 membership units of the Company were granted to the directors at $500 per unit. The Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. $600,000 of stock-based compensation was reflected in net income for the difference between the fair market value of the stock at the grant date and the underlying exercise price.
The Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation, (FAS 123). SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value using the following assumptions: Dividend rate 0%, risk free interest rate 4.5% and expected lives of eight months. As of September 30, 2006, 1,200 options were outstanding and which will expire in November 2006, if not exercised.
The following table illustrates the effect on net loss and loss per unit had the Company applied the fair value recognition method of SFAS 123 for the year ended September 30, 2006. There was no effect on the period ended September 30, 2005:

Net (loss):
As reported	$(720,933)
Deduct total stock-based compensation expense Determined under minimum value based Method for all awards	(17,456)

Pro forma	$(738,389)

Loss per unit:
As reported	$(54.85)
Pro forma	$(56.18)
In December 2004, FASB published Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Statement is effective for the Company on October 1, 2006.
The Company will adopt the provisions of FAS 123(R) using a modified prospective application. Under that approach, FAS 123(R) will apply to new awards after that date or existing awards that are subsequently modified. The Company may incur additional expense beginning in the first quarter of Fiscal 2007 if new awards are granted.
Note 2. — Land Option
In August 2005, an entity owned by several equity members of the Company, entered into an option agreement to purchase approximately 28 acres of land for $15,000 per acre. A deposit of $1,000 was paid for this option. In February 2006, the Company exercised the option on the approximately 28 acres for $15,000 per acre. The total paid for the land was $420,000. The $1,000 option deposit was applied to the purchase price. The option and purchase price are included in land on the September 30, 2006 balance sheet.
Note 3. — Members’ Equity
The Company was formed on April 14, 2005 to have a perpetual life. The Company has one class of membership unit with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.

The Company was initially capitalized by 12 members of the original board of directors, contributing an aggregate of $240,000 for 480 units. The Company was further capitalized by 78 members contributing an aggregate of $2,440,000 in exchange for 4,880 units. These units were issued pursuant to a private placement memorandum, limited to Iowa residents in which the Company offered a maximum of 6,000 units at a cost of $500 per unit for a maximum offering of $3,000,000, with all funds collected being considered at-risk capital. Each investor was required to purchase a minimum of 50 units for $25,000, with the option to purchase additional units in increments of one unit for $500 thereafter up to a maximum purchase by a single investor of 100 units for $50,000. Additionally, a total of 500 units were issued to the members of an entity related to the Company through common ownership in exchange for project development services provided pursuant to a consulting agreement. The private placement memorandum for the seed round offering was closed on November 30, 2005.
In April 2006, the Company issued an Iowa registered offering of membership units. The intrastate offering was set for a minimum of 17,595 membership units up to a maximum of 25,095 units for sale at $1,000 per unit, for a minimum offering amount of $17,595,000 and a maximum offering amount of $25,095,000. The minimum purchase requirements were 25 units for a minimum investment of $25,000. The Company began the intrastate offering on April 17, 2006 which was completed on May 1, 2006. A total of 19,371 membership units were issued to 508 members amounting to $19,371,000 of gross proceeds.
The directors have an option to purchase 100 additional units at a price of $500 per unit for a maximum of 1,200 units and a maximum of $600,000. At September 30, 2006, the options have not been exercised. The options are to be exercised prior to the first draw from the construction term loan.
Note 4. — Long-Term Debt and Subsequent Event
Long-term debt consists of the following as of September 30, 2006:

Note payable to the Iowa Department of Economic Development (A)	$400,000
Less current maturities	40,000

$360,000

(A)	The Company has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan is noninterest-bearing and due in monthly payments of $5,000 beginning December 2006 for a term of 60 months. Borrowings under this agreement are collateralized by substantially all of the Company’s assets and will be subordinate to the $34,715,000 of financial institution debt. The $100,000 loan is forgivable upon the completion of 36 months of the 60 month term.
The $100,000 loan will be forgiven if the Company complies with certain employment and production criteria deferred in the agreement. In the event of noncompliance or default, the loan will be repaid over a two year period starting with the date of noncompliance, including interest at 6%.
Maturities of $300,000 of long-term debt are as follows:

Year ending September 30:
2007	$40,000
2008	60,000
2009	60,000
2010	60,000
2011 and thereafter	80,000

$300,000

On October 26, 2006, the Company entered into a $34,715,000 construction-term loan agreement which will be used to complete the bio-diesel project. The loan consists of two phases: a “construction phase” where the Company will make periodic requests for fund advances to meet construction obligations and at the completion of construction the loan will convert to a “senior debt instrument”.

During the construction phase a number of reserves will be established in accordance with Article IV of the loan agreement which is summarized below:
Interest rate: Within 15 days of Conversion Date, the Company shall provide written notice to the lender of a selection of one of the following interest rate options:
Floating rate option: The term “phase interest rate” shall be a variable interest rate equal to the national prime rate as of its effective date as reported in the Money Rates column of The Wall Street Journal plus one quarter of one percent (0.25%) per annum.
Fixed rate option: The term “phase interest rate” shall be a fixed rate per annum equal to three percent (3.00%) over the five (5) year rate identified on the LIBOR/swap Curve as published by Bloomberg Market Data L.P.
Interest shall be calculated by multiplying the actual number of days elapsed in the period for which interest is being calculated and based on a 360-day year.
A floating rate will apply for all periods a fixed rate is not in effect.
Interest reserve: A sum in the amount of $1,571,062 shall be unfunded and reserved for the payment of interest owed on the loan. All advances made pursuant to the loan document shall include, but not be limited to, an advance from the unfunded interest reserve to pay interest then due on the loan. Upon completion of the construction phase, all unused funds in the interest reserve shall be advanced and deposited in the debt service reserve.
Debt service reserve: Commencing one month following the conversion date, the Company shall make monthly deposits to a debt service reserve until such time as the balance equals $1,319,265. Monthly deposits shall consist of not less than one-third of all available monthly projected EBITDA.
Capital improvements reserve: Commencing one month after the conversion date, the Company shall make deposits into a custodial account held by the Lender. The fund will be used to fund capital improvements. During the term of the loan, the capital improvements reserve must be maintained at $125,000.
Sinking fund: Commencing one month after the conversion date, one-third of all monthly projected EBITDA shall be applied to reduce loan principal. At the point the outstanding principal loan balance is reduced to $20,182,750 no additional sinking fund deposits will be required.
Working capital reserve: At loan closing, the senior lender will deposit $5,000,000 into a custodial account in the Company’s name to be used for hedging purposes as explained in Note 7.
Note 5. — Lease Commitments
The Company leases a copier under a long-term operating lease that will expire in December 2010. The lease calls for monthly payments of $187 plus applicable taxes. Beginning January, 2007 the Company began paying office lease expense at a rate of $225 per month. The office lease is month to month and will be terminated when the administrative office moves into the plant site in the second quarter of 2007.
Minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:
2007	$3,594
2008	2,244
2009	2,244
2010	2,244

$10,326

Rent expense totaled $2,244, for the year ended September 30, 2006. The Company incurred no rental expenses prior to January 1, 2006.

Note 6. — Commitments and Contingencies
The total cost of the project, including the construction of the bio-diesel plant and start-up expenses, is expected to be approximately $57,716,000. The Company is funding the development of the bio-diesel plant by using the total equity raised of $22,051,000, anticipated additional equity raised through exercise of outstanding options of $550,000 and securing financing of approximately $34,715,000.
On August 13, 2005, the Company entered into a consulting agreement with an entity related through common ownership for assistance with project development services. The contract ran through the earlier of August 1, 2006 or 30 days after financial close. The contract provided a fee of $75,000 to be paid in monthly installments of $12,500 and 500 membership units. The consulting fees under this agreement were $312,500 and $12,500 for the year ended September 30, 2006 and the period ended September 30, 2005, respectively.
On May 2, 2006, the Company entered into an agreement with Renewable Energy Group (REG), one of its members, for construction of the bio-diesel plant for $39,455,500 due in monthly progress payments. The agreement provides for a 5% retainage to be withheld from each invoice. The retainage is carried in a construction payable account; at September 30, 2006 a balance of approximately $4.1 million is recorded in construction payable. The Company has made payments totaling $11,190,849 to the contractor for the year ended September 30, 2006. The total remaining commitments, including a pending change order of approximately $472,600, are expected to be paid in 2007.
On August 25, 2006, the Company entered into a Management and Operational Services Agreement with REG. Under the agreement REG will place the general and operations managers, acquire feed stocks and basic chemicals necessary for the operation of the facility, perform the administrative, sales and marketing functions for the Company and fulfill any remaining personnel needs through leased employees. The fees for the services will be 5.7 cents per gallon of biodiesel sold during the first six months of production and 5.7 cents per gallon of biodiesel produced after that. In addition the agreement provides for the payment of a yearly bonus of 2% of net income (as defined in the agreement) between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of 3 million. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
At the loan closing, the Company will pay fees of approximately $543,000 related to the term loan agreement (Note 4).
Note 7. — Working Capital Reserve (Hedge)
The Company will contract with an unrelated third party as a custodial account manager of the Working Capital Reserve (Hedge) fund. The Company has established a hedge committee which will operate under a hedge charter. The committee will be accountable to the Board of Directors.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Unaudited Balance Sheet

	June 30,	September 30,
	2007	2006

Assets
Current Assets:
Cash and cash equivalents	$3,510,227	$473,505
Cash, restricted by loan agreement	4,000,000	—
Due from Broker	2,448,748	—
Inventory	1,174,856	—
Prepaids and other assets	27,573	—

	11,161,404	473,505

Property and Equipment:
Land	420,000	420,000
Construction in progress	41,467,473	15,065,424
Office equipment	8,986	2,325
Equipment	4,566	4,566

	41,901,025	15,492,315
Accumulated depreciation	(2,602)	(1,460)

	41,898,423	15,490,855

Other Assets:
Cash, restricted for construction of property and equipment	—	10,263,792
Financing costs, net	567,945	83,245

	567,945	10,347,037

	$53,627,772	$26,311,397

Liabilities and Members’ Equity
Current Liabilities:
Current maturities of long-term debt	$60,000	$40,000
Accounts payable and accrued expenses	591,984	10,345
Derivative financial instruments	1,220,690	—
Construction payable, including retainage of June 2007 $2,006,336; September 2006 $737,500	3,289,458	4,119,524

Total current liabilities	5,162,132	4,169,869

Long-Term Debt	26,152,075	360,000

Commitments

Members’ Equity:
Member contributions, net of issuance costs, units outstanding June 2007 26,331; September 2006 25,231	23,165,422	22,615,422
(Deficit) accumulated during the development stage	(851,857)	(833,894)

	22,313,565	21,781,528

	$53,627,772	$26,311,397

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Unaudited Statements of Operations

					April 14, 2005
	Three Months	Three Months	Nine Months	Nine Months	(Date of
	Ended	Ended	Ended	Ended	Inception) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006	2007

Revenues	$—	$—	$—	$—	$—

Expenses:
Consulting fees	—	616	—	344,365	457,344
Project coordinator	1,440	13,000	27,514	31,000	71,810
General and administrative	240,007	7,375	413,456	27,009	464,988
Equity based compensation	—	225,000	—	375,000	600,000
Depreciation	381	349	1,142	1,047	2,602

	241,828	246,340	442,112	778,421	1,596,744

(Loss) before other income	(241,828)	(246,340)	(442,112)	(778,421)	(1,596,744)

Other income:
Gain on derivative financial instruments, net	228,057	—	228,057	—	228,057
Interest	57,261	113,188	196,092	119,877	516,830

Net income (loss)	$43,490	$(133,152)	$(17,963)	$(658,544)	$(851,857)

Weighted average units outstanding	26,331	18,845	26,210	9,098	18,461

Net income (loss) per unit — basic and diluted	$1.65	$(7.07)	$(0.69)	$(72.38)	$(46.14)

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Unaudited Statements of Members’ Equity (Deficit)
For Period from April 14, 2005 (Date of Inception) to
      June 30, 2007

Balance, April 14, 2005 (date of inception)	$—
Issuance of 220 membership units at $500 per unit in September 2005	110,000
Net (loss)	(112,961)

Balance (deficit), September 30, 2005	(2,961)
Issuance of 260 membership units at $500 per unit in October 2005	130,000
Issuance of 500 membership units for consulting services in October 2005	250,000
Issuance of 4,880 membership units at $500 per unit in November 2005	2,440,000
Issuance of 19,371 membership units at $1,000 per unit in May 2006	19,371,000
Offering costs	(285,578)
Amortization of equity based compensation	600,000
Net (loss)	(720,933)

Balance, September 30, 2006	21,781,528
Net (loss)	(17,963)
Issuance of 1,100 membership units at $500 per unit October 2006	550,000

Balance, June 30, 2007	$22,313,565

See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Unaudited Statements of Cash Flows

			April 14, 2005
	Nine Months	Nine Months	(Date of
	Ended	Ended	Inception) to
	June 30,	June 30,	June 30,
	2007	2006	2006

Cash Flows from Operating Activities:
Net (loss)	$(17,963)	$(658,544)	$(851,857)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation	1,142	1,047	2,602
Units issued for consulting services	—	250,000	250,000
Equity based compensation	—	375,000	600,000
Unrealized loss on derivative financial instruments	1,220,690	—	1,220,690
Change in working capital components:
(Increase) in due from broker	(2,448,748)	—	(2,448,748)
(Increase) in inventory	(1,174,856)	—	(1,174,856)
(Increase) in prepaids and other assets	(27,573)	—	(27,573)
Increase in accounts payable and accrued expenses	412,242	(1,358)	422,587

Net cash provided by (used in) operating activities	(2,035,066)	(33,855)	(2,007,155)

Cash Flows from Investing Activities:
Purchase and construction of property and equipment	(27,001,564)	(2,145,924)	(38,374,355)
(Increase) decrease in cash restricted	6,263,792	—	(4,000,000)

Net cash (used in) investing activities	(20,737,772)	(2,145,924)	(42,374,355)

Cash Flows from Financing Activities:
Issuance of membership units	550,000	21,941,000	22,601,000
Payments for offering costs	—	(274,760)	(285,578)
Payments for financing costs	(552,515)	(25,000)	(635,760)
Proceeds from short-term borrowings	—	—	1,052,146
Payment on short-term borrowings	—	25,000	(1,052,146)
Payment on long-term borrowings	(40,000)	—	(40,000)
Proceeds from long-term borrowings	25,852,075	—	26,252,075

Net cash provided by financing activities	25,809,560	21,666,240	47,891,737

Net increase in cash and cash equivalents	3,036,722	19,486,461	3,510,227

Cash and cash equivalents:
Beginning	473,505	9,710	—

Ending	$3,510,227	$19,496,171	$3,510,227

Supplemental Disclosure of Noncash Operating and Financing Activities:
Construction in progress included in accounts payable	$3,289,458	$—	$3,289,458
Amortized financing costs included in construction in process	67,815	—	67,815
Accrued interest included in construction in process	169,397	—	169,397
See Notes to Unaudited Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
Note 1. Nature of Business, Basis of Presentation and Significant Accounting Policies
     Nature of business:
     Iowa Renewable Energy, LLC (the Company), located in Washington, Iowa, was formed in April 2005 to pool investors to build a 30 million gallon annual production biodiesel manufacturing plant. As of June 30, 2007 the Company is in the development stage with its efforts being principally devoted to construction of the biodiesel plant. The plant began production in July 2007.
     Basis of presentation:
     The accompanying unaudited condensed interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s audited financial statements for the year ended September 30, 2006 included in the Company’s Annual Report on Form 10-SB. In the opinion of management, the condensed interim financial statements reflect all adjustments (consisting of normal recurring accruals) that we consider necessary to present fairly the Company’s results of operations, financial position and cash flows. The results reported in these condensed interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.
     Significant accounting policies:
     Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Concentrations of credit risk: The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.
     Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
     Restricted cash: The loan agreements require that $5,000,000 of cash raised in the equity drive be set aside in a working capital reserve and restricted for hedging purposes. As of June 30, 2007, $1.0 million of this cash was transferred to the broker and $4.0 million has been reflected as cash restricted by loan agreement.
     Inventory: Inventory is valued at the lower of cost or market using the first-in, first out (FIFO) method.
     Derivative instruments: The Company has entered into derivative contracts to hedge the Company’s exposure to price risk related to forecasted soil oil purchases and forecasted biodiesel sales. These derivative contracts are to be accounted for under Statement of Financial Accounting Standard (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
currency-denominated forecasted transaction.
     Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes and derivative positions are recorded on the balance sheet at their fair market value, with changes in fair value recognized in current period earnings. The Company recognized a net gain of $228,057 during the three months ended June 30, 2007 which consisted of a realized gain of $1.4 million and an unrealized loss of $1.2 million. The unrealized loss related to the derivative contracts is recorded as a separate liability on the balance sheet as of June 30, 2007. There was no derivative activity prior to the June 30, 2007 quarter.
     Financing costs: Deferred financing costs associated with the construction and revolving loans and the $34,715,000 construction loan (Note 3) are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 6-year term of the agreement.
     Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the construction of the biodiesel plant. Depreciation of such amounts will commence when the plant begins operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Office equipment	3 - 7
Equipment	3 - 7
Lab equipment	7 - 20
Buildings	20 - 40
     Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. As of June 30, 2007 the Company has capitalized $559,715 of interest and financing costs in construction in process, all of which were incurred in the nine months ended June 30, 2007.
     Income taxes: The Company is organized as a limited liability company which is accounted for like a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company’s earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.
     Earnings (loss) per unit: Earnings loss per unit has been computed on the basis of the weighted average number of units outstanding during each period presented. Units issuable under the directors’ unit option plan have not been included in the computation because their inclusion would have been antidilutive.
     Unit options: The Company adopted a Unit Option agreement in February 2006 under which options to acquire 1,200 membership units of the Company were granted to the directors at $500 per unit. The Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. $600,000 of equity based compensation was reflected in net income for the difference between the fair market value of the stock at the grant date and the underlying exercise price.
     The Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation, (FAS 123). SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value using the following assumptions: Dividend rate 0%, risk free interest rate 4.5% and expected lives of eight months. 1,100 of the options were exercised in November 2006 with 100 expiring unexercised.
     The following table illustrates the effect on net loss and loss per unit had the Company applied the fair value recognition method of SFAS 123 for the three and nine month periods ended June 30, 2006 and period from April 14, 2005 (date of inception) to June 30, 2007. There was no effect in the three and nine month periods ended June 30, 2007:

			April 14, 2005
	Three Months	Nine Months	(Date of
	Ended	Ended	Inception) to
	June 30,	June 30,	June 30,
	2006	2006	2007

Net Loss:
As Reported	$(133,152)	$(658,544)	$(853,710)
Deduct total stock-based compensation expense determined under the minimum value based method for all awards	(6,546)	(10,910)	(17,456)

Pro forma	$(139,698)	$(669,454)	$(871,166)

Loss per unit:
As reported	$(7.07)	$(72.38)	$(46.14)
Pro forma	(7.41)	(73.58)	(47.19)
     In December 2004, FASB published Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Statement was effective for the Company on October 1, 2006. The Company adopted the provisions of FAS 123(R) using a modified prospective application. Under that approach, FAS 123(R) applies to new awards issued after September 30, 2006 or existing awards that are subsequently modified.
Note 2. Members’ Equity
     The Company was formed on April 14, 2005 to have a perpetual life. The Company has one class of membership unit with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.
     The Company was initially capitalized by 12 members of the original board of directors, contributing an aggregate of $240,000 for 480 units. The Company was further capitalized by 78 members contributing an aggregate of $2,440,000 in exchange for 4,880 units. These units were issued pursuant to a private placement memorandum, limited to Iowa residents in which the Company offered a maximum of 6,000 units at a cost of $500 per unit for a maximum offering of $3,000,000, with all funds collected being considered at-risk capital. Each investor was required to purchase a minimum of 50 units for $25,000, with the option to purchase additional units in increments of one unit for $500 thereafter up to a maximum purchase by a single investor of 100 units for $50,000. Additionally, a total of 500 units were issued to the members of an entity related to the Company through common ownership in

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
exchange for project development services provided pursuant to a consulting agreement. The private placement memorandum for the seed round offering was closed on November 30, 2005.
     In April 2006, the Company issued an Iowa registered offering of membership units. The intrastate offering was set for a minimum of 17,595 membership units up to a maximum of 25,095 units for sale at $1,000 per unit, for a minimum offering amount of $17,595,000 and a maximum offering amount of $25,095,000. The minimum purchase requirements were 25 units for a minimum investment of $25,000. The Company began the intrastate offering on April 17, 2006 which was completed on May 1, 2006. A total of 19,371 membership units were issued to 508 members amounting to $19,371,000 of gross proceeds.
     In November 2006 the directors exercised 1,100 units at $500 per unit. 100 units were unexercised and expired. In accordance with the Loan agreement, referenced in Note 3 below, the options funds were used for construction contract obligations prior to the initial draw on the loan in December 2006.
Note 3. Long-Term Debt
     Long-term debt consists of the following as of June 30, 2007:

Note payable to Marshall Bank Group for construction loan (A)	$26,152,075
Note payable to the Iowa Department of Economic Development (B)	360,000

26,512,075
Less current maturities	60,000

$26,452,075

(A)	On October 26, 2006, the Company entered into a $34,715,000 construction-term loan agreement which will be used to complete the biodiesel project. The loan consists of two phases: a “construction phase” where the Company will make periodic requests for fund advances to meet construction obligations and at the completion of construction the loan will convert to a “senior debt instrument.” The note bears interest at prime plus .75% (9.00% as of June 30, 2007).

(B)	The Company has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan is noninterest-bearing and due in monthly payments of $5,000 beginning December 2006 for a term of 60 months with a balance as of June 30, 2007 of $275,000. Borrowings under this agreement are collateralized by substantially all of the Company’s assets and will be subordinate to the $34,715,000 of financial institution debt. The $100,000 loan is forgivable upon the completion of 36 months of the 60 month term.

     The $100,000 loan will be forgiven if the Company complies with certain employment and production criteria defined in the agreement. In the event of noncompliance or default, the loan will be repaid over a two year period starting with the date of noncompliance, including interest at 6%.
Note 4. Lease Commitments
The Company leases a copier under a long-term operating lease that will expire in December 2010. The lease calls for monthly payments of $187 plus applicable taxes. Beginning January, 2007 the Company began paying office lease expense at a rate of $450 per month. The office lease was month-to-month and was terminated at the end of May 2007 when the administrative office moved to the plant site.
Note 5. Commitments and Contingencies
     On August 13, 2005, the Company entered into a consulting agreement with an entity related through common ownership for assistance with project development services. The contract ran through the earlier of August 1, 2006 or 30 days after financial close.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
The contract provided a fee of $75,000 to be paid in monthly installments of $12,500 and 500 membership units. The consulting fees under this agreement were $312,500 and $325,000 for the nine month period ended June 30, 2006 and the period from April 15, 2005 through June 30, 2007, respectively. No additional consulting fees were required under the agreement in the three months or nine months ended June 30, 2007 or the three months ended June 30, 2006.
On May 2, 2006, the Company entered into an agreement with Renewable Energy Group (REG), for construction of the biodiesel plant for $39,445,500 due in monthly progress payments. Including change orders, the contract now totals approximately $40,665,000. The agreement provides for a 5% retainage to be withheld from each invoice. The retainage is carried in a construction payable account. At June 30, 2007 a balance of approximately $3.29 million is recorded in construction payable. The Company has made payments totaling $36.8 million to the contractor as of June 30, 2007. The total remaining commitments are expected to be paid in 2007.
     On August 25, 2006, the Company entered into a Management and Operational Services Agreement with REG. Under the agreement REG will place the general and operations managers, acquire feed stocks and basic chemicals necessary for the operation of the facility, perform the administrative, sales and marketing functions for the Company and fulfill any remaining personnel needs through leased employees. A per gallon fee for the services will be based upon the number of gallons of biodiesel sold during the first six months of production and the number of gallons of biodiesel produced after that. In addition the agreement provides for the payment of a yearly bonus based on the Company’s net income. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
Note 6. Working Capital Reserve (Hedge)
The Company has contracted with an unrelated third party as a custodial account manager of the Working Capital Reserve (Hedge) fund. The Company has established a hedge committee which will operate under a hedge charter. The committee will be accountable to the Board of Directors.

PART III
ITEM 1. INDEX TO EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description	Method of Filing
3.1	Articles of Organization of Iowa Renewable Energy, LLC filed with the Iowa Secretary of State on April 14, 2005	1

3.2	Amended and Restated Operating Agreement of the registrant dated September 24, 2007.	*

10.1	Independent Contractor Agreement between Iowa Renewable Energy, LLC and Pamela Dunbar dated December 6, 2005.	1

10.2	Design Build Agreement between Renewable Energy Group and Iowa Renewable Energy, LLC dated May 2, 2006.	1

10.3	Consent to Assignment of REG, LLC’s right in the Agreements to Renewable Energy Group, Inc. dated August 9, 2006.	1

10.4	Management and Operational Services Agreement between Renewable Energy, Inc. and Iowa Renewable Energy, LLC dated August 25, 2006.	1

10.5	Construction-Term Loan Agreement between BankFirst and Iowa Renewable Energy, LLC dated October 26, 2006.	1

16.1	Change Accountant Letter from Christianson & Associates, PLLP dated July 19, 2007.	2

(*)	Filed herewith.

(1)	Incorporated by reference to the exhibit of the same number on our Registration Statement on Form 10-SB, No.000-52428, originally filed on January 29, 2007.

(2)	Incorporated by reference to the exhibit of the same number on our Second Amended Registration Statement on Form 10-SB, No.000-52428, originally filed on July 20, 2007.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IOWA RENEWABLE ENERGY, LLC

Date: October 19, 2007	By:	/s/ Michael J. Bohannan
Michael J. Bohannan, Chairman